2006

P.E 9/30/06

Annual Report


07040970





Beacon Roofing Supply, Inc.

Proud Past, Bright Future













Corporate *profile*





Beacon Roofing Supply, Inc. has grown to be one of the largest distributors of roofing materials and complementary building products in North America. With more than 38,000 customers, Beacon is the largest or second largest distributor in many of the regions we serve. (See map below.) We have a reputation for quality people, who provide our customers with "the experience they want, the service they expect, and the value they deserve." Our people are supported by a strong, values-oriented corporate culture.

Our local branches stock a comprehensive product line that caters to the local market. In addition to residential and commercial roofing, our product categories include windows, siding, decking, doors, waterproofing and other exterior products. Beacon distributes the roofing and complementary products of brand-name manufacturers. These manufacturers understand that our staff's expertise and quality service will ensure the successful application of their premium products.

Our knowledgeable and experienced sales and marketing team includes outside sales and business development specialists, inside sales/customer service representatives, manufacturer/architectural representatives and product specialists. Contractors trust the product knowledge and application expertise of Beacon's staff. They rely on this expertise, on-time delivery and product availability to deliver successful, profitable, on-time projects. As a result, "partnerships" are formed between Beacon branches and our customers that go beyond the industry norm.

We have grown by expanding our existing regions and by making strategic acquisitions. Our business is well-balanced, with mostly re-roof applications along with new construction in both the residential and commercial markets. A highly scalable platform, a proven business model, results-oriented management, a strong people-focused corporate culture and a full enterprise computing function give us a solid foundation for continued growth. These strengths give us the flexibility to grow by expanding existing branches, opening new branches and making acquisitions.

Fiscal Year 2006 Accomplishments

Acquisitions

We acquired Shelter Distribution, Pacific Supply, Alabama Roofing Supply, Mississippi Roofing Supply, RSM Supply and Roof Depot for a total of 65 new branches.

Sales Growth

Our sales grew 76.4 % to $1.5 billion.

Record Profits

Our net income increased 50% to $49.3 million.

Organic Growth

We opened six new branches and increased existing branch sales by 14.7%.

Locations



Beacon Roofing Supply

- 156 Branches
- 31 States
- 3 Canadian Provinces

Stock Chart


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Beacon achieved Nasdaq Global Select Market status in 2006.

Financial *highlights*

$ in 000's except per share amounts

Fiscal year ended (1):	2002	2003	2004	Pro Forma (2) 2004	2005	2006
Net sales	$549,873	$559,540	$652,909	$652,909	$850,928	$1,500,637
Gross margin %	24.7%	25.2%	25.4%	25.4%	24.3%	24.3%
Operating income	$29,428	$31,292	$34,672	$42,345	$60,719	$100,301
Operating income %	5.4%	5.6%	5.3%	6.5%	7.1%	6.7%
Income (loss) before taxes	$11,364	$14,626	($5,226)	$39,868	$54,893	$80,840
Net income (loss)	$5,211	$7,105	($15,355)	$22,525	$32,917	$49,311
Diluted net income (loss) per share (3)	$0.19	$0.26	($0.57)	$0.56	$0.80	$1.12
Total assets	$257,932	$275,708	$301,498	$301,498	$386,987	$839,890
Stockholders' equity	$32,290	$41,766	$38,245	$140,488	$178,745	$291,169

(1) The fiscal year for the Company is a 52- or 53-week period ending the last Saturday in September. All years except 2006 contain 52 weeks.
(2) Unaudited pro forma data assumes the IPO occurred prior to the start of fiscal year 2004. Please see the pro forma data and notes thereto in our 2004 Form 10-K.
(3) Diluted per share amounts are adjusted for the 2006 stock split.

Beacon's sales grew 76.4% in 2006.

Beacon's compound annual sales growth for 2002 through 2006 was 28.5%.

Beacon's compound annual operating income growth from 2002 to 2006 was 35.9%.

The number of Beacon branches increased from 60 at the beginning of FY 2002 to 156 at the end of calendar 2006.

Net Sales


$ in 000's
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
0
2002
2003
2004
2005
2006

Operating Income


$ in 000's
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
2002
2003
2004
2004 Pro Forma
2005
2006

Operating Income Percentage


8%
7%
6%
5%
4%
3%
2%
1%
0
2002
2003
2004
2004 Pro Forma
2005
2006

2006 Year in Review


Andrew Logie
CHAIRMAN


Robert Buck
PRESIDENT and CEO


David Grace
CHIEF FINANCIAL OFFICER

Dear Shareholders and Friends,

We welcome this opportunity to communicate with you and share the details of our success in 2006.

We are also pleased to share our complete company history for the first time in this 2006 annual report. Here, you'll read about our tradition of values and "the Beacon way" of linking our values, employees, services, customers and suppliers. We hope you'll agree that our proud past is the foundation for our bright future.

Results for fiscal year 2006 were very encouraging, as we continued our record of rapid growth. Our sales exceeded $1.5 billion, which is a 76% growth rate over 2005. We are particularly proud of our organic sales growth rate of nearly 15%. Our 2006 growth exceeded our projected average long-term growth rates of 10-15 % from acquisitions and 5-10 % from organic growth. This exceptional level of growth was made possible by our geographic diversity, and our mix of commercial, residential and complementary



We are pleased to share our complete company history for the first time in this 2006 annual report.

products. We are especially proud of our organic growth of 21% in the residential products category in the face of declining new home construction. Our compound annual sales growth rate since 1998 is now 45%, while operating income has grown during that period at an annual rate of 44%.

We are equally proud of our ability to control costs in a high-growth environment. Operating expenses as a percentage of sales decreased from 17.7% to 16.1% in non-acquired locations. This achievement is a true indicator of our commitment to a philosophy of protecting the financial resources that are entrusted




Beacon
Sales Co.

to us by our shareholders and customers. Net cash provided by operating activities was $82.8 million for 2006, compared to $6.1 million for 2005. This increase was due to our continued improvement in operating income, inventory turns, efficient collection of accounts receivable and leveraging of our vendor relationships as we grow.

In 2006, we also accomplished several tasks that will benefit our company in the future. We entered into a new and larger credit facility with better terms and lower interest rates and also completed a secondary stock offering, that raised $51.6 million. These steps should help the company grow for many years. Also, due to an increase in our stock price, we announced a three-for-two stock split effective on May 31, 2006.

We made several major acquisitions during 2006. We finalized the addition of Shelter Distribution, with over 50 branches in 14 midwestern and southern states. We established a new, four-location region for Beacon in California with the acquisition of Pacific Supply. We also expanded existing regions with the acquisitions of Alabama Roofing Supply, Mississippi Roofing Supply, Minnesota's Roof Depot, and RSM Supply in Arkansas, Missouri and Oklahoma.

We opened six new branches in 2006: Hattiesburg, Miss.; Mobile, Ala.; Abilene, Texas; South Atlanta, Ga.; Williamsport, Md.; and in York, Pa., where a second branch will fabricate metals under our Coastal Metal Service brand.

We continued to strengthen our corporate expertise and our management team in 2006 by promoting four operations executives to senior vice president and by adding leaders in marketing, law, and information technology.





Our ongoing Sarbanes Oxley project advanced further in 2006. We successfully completed our second year of compliance, adhering to our philosophy of being "Lean and Clean" and demonstrating that we have the ability to instill these ideals into acquired companies, such as JGA in 2006. After we integrate the businesses of our recently acquired companies, we expect their compliance as well.

We continue to tell the Beacon story to investors and were fortunate in 2006 to present at many prestigious investor conferences around the country. A lot of time is put into preparing for these conferences because it is our conviction that investors should hear the facts about Beacon's performance and understand our long-term business strategy.

We'll continue to adhere to our company values and the Beacon way, adding value to our customers' businesses, employees' careers, and shareholders' equity.

Our strategy will be the same in 2007: to open branches in our existing regions, to acquire well-run, highly-respected distributors in new geographic areas, and to continue to grow in all three product segments —residential, commercial, and complementary. We'll continue to adhere to our company values and the Beacon way, adding value to our customers' businesses, employees' careers, and shareholders' equity. We'll also continue to put special emphasis on coaching, training, and motivating the thousands of Beacon employees who make our success possible.

We are excited about our future and believe deeply in our long-term business strategy.

And, very importantly, we thank you for your confidence and support.





Andrew Logie
Chairman

Robert Buck
President and CEO

David Grace
Chief Financial Officer

Company


BEACON SALES COMPANY
history



How did Beacon Roofing Supply transform itself from a small regional firm with 32 employees to a $1.5 billion company with 156 branches across North America? Believe it or not, the answer is one word: ***values.*** A spirit of ***integrity*** based on enduring values has guided Beacon's astounding growth. These values have ensured successful partnerships with suppliers and customers, and they have enabled Beacon to build a workforce that is the best in the industry.

Beacon Sales Company was established in 1928 in Charlestown, Mass., as one of the first distributors of commercial roofing materials in New England. By 1953, the company had outgrown its building in Charlestown, and built a state-of-the-art facility in nearby Somerville. In the 1970s, the company expanded to Worcester, Mass. and Lewiston, Maine.

In 1984, Drew Logie took an equity position in this well-respected company. Drew knew the roofing business inside and out. He had begun as a roofing contractor, worked in sales for a roofing manufacturer, and was a branch manager for a leading distributor of roofing materials. When he took over, Beacon had annual sales of nearly $17 million, virtually all in the commercial roofing segment.

In addition to his broad experience, Drew also had a deep conviction that business success depended on values. His vision was to grow a company of ***honesty and integrity,*** rooted in a philosophy of partnership and trust with customers and suppliers. The plan was to do business with the best, most efficient, most demanding contractors, and buy from the best manufacturers. The company would grow by becoming more important to its customers, by providing high-quality products and responsive service at a fair price. And it did. Beacon, for example, was one of the first distributors to outfit its delivery trucks with mechanical equipment such as forklifts, roof-loading conveyors and cable cranes, resulting in efficient deliveries and reducing its contractor customers' equipment expenses.



Beacon Sales Company was established [illegible] Charlestown, Massachusetts as one of the [illegible] distributors of commercial roofing materials in N[illegible].

Photo above:
Beacon Sales Company
25th Anniversary Dinner
Hotel Somerset
Boston, Massachusetts
February 7, 1953

Another fundamental value was ***passion*** for the entrepreneurial spirit. The goal was to nurture this spirit among branch managers, trusting them with a great deal of autonomy and allowing them to make decisions based on local market conditions.

Drew also focused on strengthening the quality of Beacon's inside and outside sales staff. To become more ***results-oriented***, the company attracted the best people in the industry by offering them an excellent compensation program, and retained them by rewarding their performance. Drew sought employees with a ***strong work ethic***: enthusiastic employees who were willing to start work every day at 6:00 a.m., serving and advising contractors, who took pride in their jobs, and who had the ***perseverance*** to aid contractors with their challenging projects.

Shortly after Drew became CEO, David Grace joined the company as Chief Financial Officer. He established financial discipline with state-of-the-art financial controls and an enterprise resource planning system that provided a solid foundation for Beacon's growth.


WESTILE


Lee


BEDARD











1 BRANCH	3 BRANCHES	7 BRANCHES		14 BRANCHES	21 BRANCHES
1928	**1984**	**1984-1997**	**1997**	**1998**	**1999-2000**
Beacon Sales Company is established in Charlestown, Mass.	Drew Logie buys a majority interest in Beacon Sales Company.	Beacon grows in sales and reputation opening four new branches.	Code Hennessy & Simmons purchases a majority interest and Beacon Roofing Supply is formed.	Quality Roofing Supply in Penn. becomes Beacon's first acquisition.	Groupe Bedard and Exeltherm Supply are acquired and become Beacon Canada.




BEACON
A COMMITMENT TO SERVICE & QUALITY




Beacon Roofing Supply, Inc.


BEDARD


Beacon Roofing Supply
CANADA COMPANY

Under Drew's leadership, the company opened new branches and increased sales, diversifying into residential as well as commercial roofing. By 1997, seven branches were generating $72 million in annual sales.

Frugality drove the expansion into residential roofing. The company used resources more efficiently as drivers made residential deliveries after returning from their early-morning commercial deliveries. Beacon's original move into residential roofing demonstrated to quality manufacturers the benefits of partnering with Beacon. Before affiliating with Beacon, a leading national shingle manufacturer had sold very few shingles in New England. Within a few years of partnering with Beacon, the company became the leading shingle supplier in New England. This resulted from Beacon's belief in the manufacturer, as well as the ***credibility*** of Beacon's sales force among contractors and builders.

By the late 1990s, Drew realized that for Beacon to remain competitive, it would either have to grow beyond New England or merge with a larger firm. It was time to seek an investment partner to finance Beacon's continued growth. Beacon received proposals from several potential investors, and the partner of choice was Code, Hennessy & Simmons, a venture capital firm from Chicago. Although Code Hennessy & Simmons had not offered the best price or the most equity, the firm shared Beacon's vision of acqu ing and partnering with high-quality regior distributors. Code Hennessy & Simmons al supported Beacon's philosophy of rewarding k managers with the opportunity to acquire equi or stock options so they would have a stake the growing enterprise. Time would sh Beacon's values triumphed over the lure of sho term gains.

In 1998, Beacon embarked on a major program acquire successful distributors that enjoyed go relationships with contractors. While growing sales and profits over the years, Beacon gained industry-wide reputation for integrity. As a res of this reputation, Beacon was usually the s

Our Tradition of Company *values*

Has Enabled Our People to Excel



Our personal values are based upon these foundational principles:

- **Honesty and Integrity in everything we do.**
- **Loyalty to each other and our company.**
- **Caring and Compassionate regarding each other.**
- **Pride in a job well done.**
- **Morality in dealing with each other, our customers, vendors and other constituents.**

HONESTY AND INTEGRITY . . . LOYALTY . . . CARING AND COMPASSIONATE . . . PRIDE . . . MORALITY . . . RESULTS ORIENTED . . .

By 2002, Beacon had surpassed $500 million in revenues and was poised for another new beginning. Early in fiscal 2004, Robert R. Buck joined the company as President and CEO, and the company set its sights on becoming the pre-eminent roofing distributor in North America. Bob came from Cintas Corporation, where he was president of the Uniform Rental Division. Under his stewardship, the division's annual sales increased over 300% from $600 million to $2.5 billion. Bob spent over 20 years at Cintas. In 1983 he oversaw Cintas's initial public offering.

Upon joining Beacon, Bob traveled the U.S. and Canada, visiting branches, meeting Beacon's managers and employees, and getting a feel for the company and the business. As a result, he was able to articulate Beacon's enduring personal and business values (See boxes above), ensuring an understanding and legacy of how and why people would be the foundation for Beacon's continued growth and success. He shared these collected values with all employees and developed "Best Environment" materials (see box above) for use in each Beacon workplace.

To reach its goal of industry leadership, Beacon needed to tap the equity market, and the company first offered stock to the public through an initial public offering (IPO) on September 23, 2004 through the NASDAQ Exchange. Without missing a step, Beacon marched into a new era of growth as a publicly traded company. In 2005, *The Wall Street Journal* ranked Beacon as the sixth fastest-growing new stock issue behind Google.

The company continued to acquire successful distributors across North America and drive organic growth in existing operations. Within three months of the IPO, Beacon acquired JGA Corp., which had sales of $74 million. This was followed by Beacon's largest acquisition, Shelter Distribution, with sales of $313 million and 50 branches. Also added were ISI, Commercial Supply, Easton Wholesale, Mississippi Roofing, Alabama Roofing, and Southern California's Pacific Supply. Minnesota's Roof Depot and RSM Supply in Arkansas, Missouri and Oklahoma were added late in fiscal 2006.

Sales climbed rapidly to surpass $850 million in fiscal 2005 and $1.5 billion in fiscal 2006. Operations now encompass 156 branches in 31 states and 3 Canadian provinces.

As Beacon has grown, specialized skills have been added at the corporate level including a sales and marketing department that has the following goals: build sales talent within the organization through a sales training program; aid local sales people in strategic and tactical sales skill development; implement systematic selling processes and disciplines; and aid branches in developing customer relations skills and new-customer acquisition skills.





Our business values encompass these traits and characteristics:

- **Results Oriented** ⇨ It's important to deliver on our promises.
- **Strong Work Ethic** ⇨ Something to be admired.
- **Perseverance** ⇨ Setbacks will occur, but this value will keep us focused on achieving our goals.
- **Passion** ⇨ We love our business and our people. Passion for one's work is key to our success.
- **Frugality** ⇨ We take care of the resources entrusted to us. Waste is not fair to those who trust us.
- **Credibility** ⇨ We deliver on our commitments. We can be counted on!
- **Teamwork** ⇨ We recognize that we depend on each other in all we do.
- **Discipline** ⇨ No shortcuts. Before decisions are made, we have the discipline to research all the facts. We seek good advice before moving ahead.

The Best Environment

- No Fear
- No Politics
- No Secrets
- Lean and Clean

- Cherish People
- Honesty and Integrity
- When One Hurts, We All Help

. STRONG WORK ETHIC . . . PERSEVERANCE . . . PASSION . . . FRUGALITY . . . CREDIBILITY . . . TEAMWORK . . . DISCIPLINE

These values, originated over the years by Drew Logie and formally articulated and institutionalized by Bob Buck, have become embedded in the fabric of the Beacon culture.



Beacon has achieved its growth by cultivating the best customers and forging strong partnerships with them. In founder Drew Logie's words, "We focus not on what our customers can do for us, but what we can do for our customers. We are dedicated to offering high-quality products along with responsive service to resolve contractors' problems quickly and effectively."

Beacon employees at all levels adhere to the company's enduring values in their dealings with one another, customers, vendors and other constituents. These values, originated over the years by Drew Logie and formally articulated and institutionalized by Bob Buck, have become embedded in the fabric of the Beacon culture. Consequently, the values have provided the security and motivation that have enabled Beacon's employees to build a successful company. The strong commitment to these values by Beacon's employees has given the company a great deal of confidence in its future success and a continued, strong reputation to build on.

Or, in Bob Buck's words, "When a company gets the people part of the equation right, everything else falls into place."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-50924

BEACON ROOFING SUPPLY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4173371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Address of principal executive offices: **One Lakeland Park Drive, Peabody, MA 01960**

Registrant's telephone number, including area code: **(978) 535-7668**

Securities registered pursuant to section 12(b) of the Act:

Title of each class

Common Stock, $.01 par value

Name of each exchange on which registered:

The NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the end of the second quarter ended March 31, 2006 was $1,164,127,233.

The number of shares of common stock outstanding as of December 1, 2006 was 43,872,533.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the Registrant's definitive proxy statement (to be filed pursuant to Regulation 14A).

(This page has been left blank intentionally.)

Table of Contents

BEACON ROOFING SUPPLY, INC.

Index to Annual Report on Form 10-K

Year Ended September 30, 2006

Forward-looking statements

The matters discussed in this Form 10-K that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under Item 1A, Risk Factors, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described under Item 1A, Risk Factors and elsewhere in this Form 10-K.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by, or on behalf of us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We currently operate 155 branches in 31 states and 3 Canadian provinces, carrying up to 10,000 SKUs and serving more than 38,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Midwest, Central Plains, Southeast and Southwest regions of the United States and in Eastern Canada.

For the fiscal year ended September 30, 2006, residential roofing products comprised 49% of our sales, non-residential roofing products accounted for 30% of our sales, and siding, waterproofing systems, windows, specialty lumber and other exterior building products provided the remaining 21% of our sales.

We also provide our customers a comprehensive array of value-added services, including:

- advice and assistance to contractors throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

We believe the additional services we provide strengthen our relationships with our customers and distinguish us from our competition. The vast majority of orders require at least some of these services. Our ability to provide these services efficiently and reliably can save contractors time and money. We also believe that our value-added services enable us to achieve attractive gross profit margins on our product sales. We have earned a reputation for a high level of product availability, excellent employees, professionalism and high-quality service, including timely, accurate and safe delivery of products.

Our diverse customer base represents a significant portion of the residential and non-residential roofing contractors in most of our markets. Reflecting the overall market for roofing products, we sell the majority of our products to roofing contractors that are involved on a local basis in the replacement, or re-roofing, component of the roofing industry. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

We have achieved our growth through a combination of fourteen strategic and complementary acquisitions between 1998 and 2006, opening new branch locations, acquiring branches and broadening our product offering. We have grown from $76.7 million in sales in fiscal year 1998 to $1.5 billion in sales in fiscal year 2006, which represents a compound annual growth rate of 45.0%. Our internal growth, which includes growth from existing and newly opened branches but excludes growth from acquired branches, was 7.0% per annum over the same period. Acquired branches are excluded from internal growth measures until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. During this eight-year period, we opened nineteen new branch locations and our same store sales increased an average of 3.2% per annum. Same store sales are defined as the aggregate sales from branches open for the entire comparable annual periods within the eight-year period. Income from operations has increased from $5.3 million in fiscal year 1998 to $100.3 million in fiscal year 2006, which represents a compound annual growth rate of 44.4%. We believe that our proven business model will continue to deliver industry-leading growth and operating profit margins.

In fiscal 2006, we had internal growth rates of 14.7% and 38.8% in sales and income from operations, respectively, over fiscal 2005. Fiscal year 2006 had four additional business days as compared to fiscal 2005, which boosted existing market sales by approximately 2.3%. We also opened six new branch locations and acquired sixty-five branches through our acquisitions of SDI Holding, Inc. ("Shelter"), Easton Wholesale Company, Inc. ("Easton"), C & S Roofing Materials, Inc. ("Pacific"), Mississippi Roofing Supply, Inc., Sunbelt Supply, LLC, & Alabama Roofing Supply, LLC (together the "Supply Companies"), Roof Depot, Inc. ("Roof Depot"), and Roofing and Sheet Metal Supply Company of Tulsa, Inc. ("RSM").

History

Our predecessor, Beacon Sales Company, Inc., was founded in Charlestown, Massachusetts (a suburb of Boston) in 1928. In 1984, when our current Chairman Andrew Logie acquired Beacon Sales Company with other investors, it operated three distribution facilities and generated approximately $16 million in annual revenue. In August 1997, Code, Hennessy & Simmons III, L.P., a Chicago-based private equity fund, and certain members of management, purchased Beacon Sales Company to use it as a platform to acquire leading regional roofing materials distributors throughout the United States and Canada. At the time of the purchase by Code Hennessy and management, Beacon Sales Company operated seven branches in New England and generated approximately $72 million of revenue annually, primarily from the sale of non-residential roofing products. Since 1997, we have made fourteen strategic and complementary acquisitions. Also since 1997, we have opened a total of twenty-four new branches. We have also expanded our product offerings to offer more residential roofing products and complementary exterior building materials and related services. Our strategic acquisitions, branch expansions, and product line extensions have increased the diversity of both our customer base and local market focus and generated cost savings through increased purchasing power and reduced overhead expenses as a percentage of net sales. We completed an initial public offering ("IPO") and became a public company in September 2004, and completed a secondary stock offering in December 2005.

We were incorporated in Delaware in 1997. Our principal executive offices are located at One Lakeland Park Drive, Peabody, MA 01960 and our telephone number is (978) 535-7668. Our Internet website address is *www.beaconroofingsupply.com*.

Recent developments

On November 2, 2006, we and our lenders amended our credit facilities. See Capital Resources for a full description.

U.S. Industry Overview

The U.S. roofing market based upon manufacturer sales to distribution and others was estimated to be approximately $10.5 billion in 2003, which is the most recent annual data available to us, and is projected to grow 3.5% annually through 2008 to $12.5 billion. We believe this rate of growth is consistent with the stable long-term growth rates in the industry over the past 40 years.

The U.S. roofing market can be separated into two categories: the residential roofing market and the non-residential roofing market. The residential roofing market accounted for approximately 64% of the total U.S. market by volume in 2003. Through the end of the decade, non-residential roofing construction is expected to grow faster than residential roofing construction.

Over 70% of expenditures in the roofing market are for re-roofing projects, with the balance being for new construction. Re-roofing projects are generally considered maintenance and repair expenditures and are less likely than new construction projects to be postponed during periods of recession or slow economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Of particular importance are regional differences in the level of new home construction and renovation, since the residential market for roofing products accounts for approximately 64% of demand. Demographic trends, including population growth and migration, contribute to regional variations in residential demand for roofing products through their influence on regional housing starts and existing home sales.

Roofing distributors

Wholesale distribution is the dominant distribution channel for both residential and nonresidential roofing products. Wholesale roofing product distributors serve the important role of facilitating the purchasing relationships between roofing materials manufacturers and thousands of contractors. Wholesale distributors also maintain localized inventories, extend trade credit, give product advice and provide delivery and logistics services.

Despite some recent consolidation, the roofing materials distribution industry remains highly fragmented. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

Residential roofing market

Within the residential roofing market, the re-roofing market is more than twice the size of the new roofing market, accounting for over 69% of the residential roofing demand in 2003. Over the next several years, re-roofing demand is expected to continue to exceed new roofing demand, with growth rates nearly double those of new roofing.

Driving this demand for re-roofing is an aging U.S. housing stock. Over one-third of the U.S. housing stock was built prior to 1960, with the median age of U.S. homes being over 30 years. Asphalt shingles, which dominate the residential re-roofing market with a nearly 89% share, have an expected useful life of 15 to 20 years.

A number of factors also generate re-roofing demand, including one-time weather damage (such as Hurricanes Katrina and Rita which increased demand in 2006), improvement expenditures and homeowners looking to upgrade their homes. Sales of existing homes can affect re-roofing demand, as some renovation decisions are made by sellers preparing their houses for sale and others made by new owners within the first year or two of occupancy.

Within the new construction portion of the residential roofing market, housing starts together with larger average roof sizes have supported growth in new residential roofing demand. However, new housing starts declined during 2006 and the pace may continue at the lower levels, decline further or rebound in the future.

Non-residential roofing market

Demand for roofing products used on non-residential buildings is forecast to advance at a faster rate than roofing products used in residential construction, as a result of a continued growth in construction activity in the office, commercial and industrial markets. New non-residential roofing is currently the fastest-growing portion of the U.S. roofing market. Good economic conditions, including a continued positive outlook for business and capital spending, are expected to drive expenditures for non-residential roofing. High-margin metal roofing will play an important role in the increased demand.

Re-roofing projects represent approximately 80% of the total non-residential demand. Re-roofing activity tends to be less cyclical than new construction and depends in part upon the types of materials on existing roofs, their expected lifespan and intervening factors such as wind or water damage.

The non-residential roofing market includes an office and commercial market, an industrial market and an institutional market. Office and commercial roofing projects, the single largest component of the non-residential roofing market at 46.5%, are expected to continue to show gains. Industrial roofing projects, representing 22.5% of non-residential roofing product sales, should also grow. Following a large contraction in non-residential construction from 2000 to 2002, non-residential roofing sales rebounded strongly in recent years.

The institutional market is comprised primarily of healthcare and educational construction activities. This market will continue to benefit from an aging baby boom population that will drive increases in the nation's healthcare infrastructure, as well as increasing school enrollments that will require new and replacement facilities.

Complementary building products

Demand for complementary building products such as siding, windows and doors for both the residential and non-residential markets also grew in recent years. As in the roofing industry, demand for these products is driven by the repair and remodeling market as well as the new construction market.

These complementary products also significantly contribute to the overall building products market. In 2003, the U.S. siding market was approximately $8.4 billion and the U.S. window and door industry was approximately $25.4 billion. Both of these markets are expected to grow in line with that of the roofing industry over the next several years.

Our Strengths

We believe that our sales and earnings growth has been and will continue to be driven by our primary competitive strengths, which include the following:

- ***National scope combined with regional expertise.*** We believe we are one of the three largest roofing materials distributors in the United States and Canada. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

- ***Diversified business model that reduces impact of economic downturns.*** We believe that our business is meaningfully protected in an economic downturn because of our high concentration in re-roofing, the mix of our sales between residential and non-residential products, our geographic and customer diversity, and the financial and operational ability we have to expand our business and obtain market share.

- ***Superior customer service.*** We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who provide advice and assistance in properly identifying products for various applications. We also provide services such as safe and timely job site delivery, logistical support and marketing assistance. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

- ***Strong platform for growth and acquisition.*** Since 1997, we have consistently increased revenue and operating income at rates well in excess of the growth in the overall roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings, branch acquisitions and the diversification of our product offering. We have successfully acquired companies and significantly improved their financial and operating performance after acquisition.
- ***Sophisticated IT platform.*** All of our locations, except one region of Shelter which will be converted in January 2007, operate on the same management information systems. We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations that helps us achieve additional cost reductions, greater operating efficiencies, improved purchasing, pricing and inventory management and a higher level of customer service. Our systems have substantial capacity to handle our future growth without requiring significant additional investment.
- ***Industry-leading management team.*** We believe that our key personnel, including branch managers, are among the most experienced in the roofing industry. Our executive officers, regional vice presidents and branch managers have an average of over 17 years of roofing industry experience.
- ***Extensive product offering and strong supplier relationships.*** We have a product offering of up to 10,000 SKUs, representing an extensive assortment of high-quality branded products. We believe that our extensive product offering has been a significant factor in attracting and retaining many of our customers. Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major residential roofing materials manufacturers and are able to achieve substantial volume discounts.

Growth Strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian markets while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

- ***Expand geographically through new branch openings.*** Significant opportunities exist to expand our geographic focus by opening additional branches in existing or contiguous regions. Since 1997, we and our acquired companies have successfully entered numerous markets through greenfield expansion. Our strategy with respect to greenfield opportunities is to open branches within: (1) our existing markets; (2) where existing customers have expanded into new regions; and (3) in areas that have limited or no acquisition candidates that are a good fit with our business model. At times, we have acquired small distributors with one to three branches to fill in existing regions.
- ***Pursue acquisitions of regional market-leading roofing materials distributors.*** Acquisitions are an important component of our growth strategy. We believe that there are significant opportunities to grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors. Between 1998 and 2006, we successfully integrated fourteen strategic and complementary acquisitions.
- ***Expand product and service offerings.*** We believe that continuing to increase the breadth of our product line and customer services are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including windows, siding, waterproofing systems, insulation and

metal fabrication. In addition, we believe we can expand our business by introducing products that we currently offer in certain of our existing markets into some of our other markets. In particular, we believe that we can expand nonresidential roofing sales in certain of our acquired markets that currently sell mostly residential products.

Products and services

Products

The ability to provide a broad range of products is essential in roofing materials distribution. We carry one of the most extensive arrays of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis. Excluding one region of Shelter's operations that is not yet on our mainframe system, we are able to fulfill approximately 95% of our orders through our in-stock inventory as a result of the breadth and depth of our inventory at our branches. Our product portfolio includes residential and non-residential roofing products as well as complementary building products such as siding, windows and specialty lumber products. Our product lines are designed to primarily meet the requirements of both residential and non-residential roofing contractors.

Product Portfolio

Residential roofing products	Non-residential roofing products	Complementary building products	
		Siding	Windows/Doors
Asphalt shingles	Single-ply roofing	Vinyl siding	Vinyl windows
Synthetic slate and tile	Asphalt	Red, white and yellow cedar siding	Aluminum windows
Clay tile	Metal	Fiber cement siding	Wood windows
Concrete tile	Modified bitumen	Soffits	Turn-key windows
Slate	Built-up roofing	House wraps and vapor barriers	Doors
Nail base insulation	Cements and coatings		
Metal roofing	Insulation—flat stock and tapered		
Felt	Commercial fasteners		
Wood shingles and shakes	Metal edges and flashings		
Nails and fasteners	Skylights, smoke vents and roof hatches	*Other*	*Specialty Lumber*
Prefabricated flashings	Sheet metal, including copper, aluminum and steel	Waterproofing systems	Redwood
Ridges and soffit vents	Other accessories	Building insulation	Red cedar decking
Gutters and downspouts		Air barrier systems	Mahogany decking
Other accessories		Gypsum	Pressure treated lumber
			Fire treated plywood
			Synthetic decking PVC trim boards
			Millwork
			Custom millwork

The products that we distribute are supplied by the industry's leading manufacturers of high-quality roofing materials and related products, such as Alcoa, Carlisle, Certainteed, ElkCorp, EMCO, Firestone, GAF Materials, Johns Manville, Owens Corning and Tamko.

In the residential market, asphalt shingles comprise the largest share of the products we sell. We have also developed a specialty niche in the residential roofing market by distributing products such as high-end shingles, copper gutters and metal roofing products, as well as specialty lumber products for residential applications, including redwood, white and red cedar shingles, red cedar siding, and mahogany and red cedar decking. Additionally, we distribute gutters, downspouts, tools, nails, vinyl siding, windows, decking and related exterior shelter products to meet the needs of our residential roofing customers.

In the non-residential market, single-ply roofing systems comprise the largest share of our products. Our single-ply roofing systems consist primarily of Ethylene Propylene Diene Monomer (synthetic rubber or EPDM) or thermo plastic (TPO) roofing materials and related components. In addition to the broad range of single-ply roofing components, we sell the insulation that is required as part of most non-residential roofing applications. Our insulation products include tapered insulation, which has been a high-growth product line. Our remaining non-residential products include metal roofing and flashings, fasteners, fabrics, coatings, roof drains, modified bitumen, built-up roofing and asphalt.

Services

We emphasize service to our customers. We employ a knowledgeable staff of in-house salespeople. Our sales personnel possess in-depth technical knowledge of roofing materials and applications and are capable of providing advice and assistance to contractors throughout the construction process. In particular, we support our customers with the following value-added services:

- advice and assistance throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

Customers

Our diverse customer base consists of more than 38,000 contractors, home builders, building owners, and other resellers primarily in the Southeast, Northeast, Central Plains, Midwest, Southwest and Mid-Atlantic regions of the United States, as well as in Eastern Canada. Our typical customer varies by end market, with relatively small contractors in the residential market and small to large-sized contractors in the non-residential market. To a lesser extent, our customer base includes general contractors, retailers and building materials suppliers.

As evidenced by the fact that a significant number of our customers have relied on us or our predecessors as their vendor of choice for decades, we believe that we have strong customer relationships that our competitors cannot easily displace or replicate. No single customer accounts for more than 0.5% of our revenues.

Sales and marketing

Sales strategy

Our sales strategy is to provide a comprehensive array of high-quality products and superior value-added services to residential and non-residential roofing contractors reliably, accurately and on time. Excluding one region of Shelter's operations not yet on our mainframe system, we fulfill approximately 95% of our warehouse orders through our in-stock inventory as a result of the breadth and depth of our inventory at our local branches. We believe that our focus on providing superior value-added services and our ability to fulfill orders accurately and rapidly enables us to attract and retain customers.

Sales organization

We have attracted and retained an experienced sales force of more than 900 people who are responsible for generating revenue at the local branch level. The expertise of our salespeople helps us to increase sales to existing customers and add new customers.

Each of our branches is headed by a branch manager, who also functions as the branch's sales manager. In addition, each branch generally employs up to four outside direct salespeople and up to five inside salespeople who report to their branch manager. Branches that focus on the residential market typically staff larger numbers of outside salespeople.

The primary responsibilities of our outside salespeople are to prospect for new customers and increase sales to existing customers. Our outside salespeople accomplish these objectives by reviewing information from construction reports and other industry news services in search of attractive construction projects in their local markets that are up for bids from contractors. Once a construction project is identified, our outside salespeople contact potential customers in an effort to solicit their interest in participating with us in the project. By seeking a contractor to "partner" with on a bid, we increase the likelihood that the contractor will purchase their roofing materials and related products from us in the event that the contractor is selected for the project.

To complement our outside sales force, we have built a strong and technically proficient inside sales staff. Our inside sales force is responsible for fielding incoming orders, providing pricing quotations and responding to customer inquiries. Our inside sales force provides vital product expertise to our customers.

In addition to our outside and inside sales forces, we represent certain manufacturers for particular manufacturers' products. Currently, we have developed relationships with Carlisle, Johns Manville, Owens Corning, Soprema and Firestone on this basis. We currently employ fifteen representatives who act as liaisons (on behalf of property owners, architects, specifiers and consultants) between these roofing materials manufacturers and professional contractors.

Marketing

In order to capitalize on the local customer relationships that we have established and benefit from the brands developed by our regional branches, we have maintained the trade names of most of the businesses that we have acquired. These trade names—Alabama Roofing Supply, Beacon Roofing Supply Canada Company, Beacon Sales Company, Best Distributing, Coastal Metals, Dealer's Choice, Forest, GLACO, Groupe Bedard, JGA Corp., Lafayette Woodworks, Mississippi Roofing Supply, Pacific Supply, Quality Roofing Supply, Roof Depot, Roofing and Sheet Metal of Tulsa, Shelter Distribution, Southern Roof Center, The Roof Center and West End Lumber—are well-known in the local markets in which the respective branches compete and are associated with the provision of high-quality products and customer service.

As a supplement to the efforts of our sales force, each of our branches communicates with residential and non-residential contractors in their local markets through newsletters, direct mail and the Internet. In order to build and strengthen relationships with customers and vendors, we sponsor and promote our own regional trade shows, which feature general business and roofing seminars for our customers and product demonstrations by our vendors. In addition, we attend numerous industry trade shows throughout the regions in which we compete, and we are an active member of the National Roofing Contractors Association, as well as regional contractors' associations.

Purchasing and suppliers

Our status as a leader in our core geographic markets, as well as our reputation in the industry, has allowed us to forge strong relationships with numerous manufacturers of roofing materials and related products, including Alcoa, Carlisle, Certainteed, ElkCorp, Firestone, GAF Materials, Johns Manville, Owens Corning, Soprema and Tamko.

We are viewed by our suppliers as a key distributor due to our industry expertise, significant market share in our core geographic markets and the substantial volume of products that we distribute. We have significant relationships with more than 50 suppliers and maintain multiple supplier relationships for each product line.

We manage the procurement of products through our headquarters for the vast majority of the products that we distribute. We believe this enables us to purchase products more economically than most of our competitors. Product is shipped directly by the manufacturers to our branches or customers.

Operations

Facilities

Our network of 155 branches serves metropolitan areas in 31 states and three Canadian provinces. This network has enabled us to effectively and efficiently serve a broad customer base and to achieve a leading market position in each of our core geographic markets.

Operations

Our branch-based model provides each location with a significant amount of autonomy to operate within the parameters of our overall business model. Operations at each branch are tailored to meet the local needs of their customers. Depending on market needs, branches carry from about 1,000 to 10,000 SKUs.

Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. We provide our branch managers with significant incentives that allow them to share in the profitability of their respective branches as well as the company as a whole. Personnel at our corporate operations assist the branches with purchasing, procurement, credit services, information systems support, contract management, accounting and legal services, benefits administration and sales and use tax services.

Distribution/fulfillment process

Our distribution/fulfillment process is initiated upon receiving a request for a contract job order or direct product order from a contractor. Under a contract job order, a contractor typically requests roofing or other construction materials and technical support services. The contractor discusses the project's requirements with a salesperson and the salesperson provides a price quotation for the package of products and services. Subsequently, the salesperson processes the order and we deliver the products to the customer's job site.

Fleet

Our distribution infrastructure supports more than 500,000 deliveries annually. To accomplish this, we maintain a dedicated owned fleet of 887 straight trucks, 203 tractors and 410 trailers. Nearly all of our delivery vehicles are equipped with specialized equipment, including 615 truck-mounted forklifts, cranes, hydraulic booms and conveyors, which are necessary to deliver products to rooftop job sites in an efficient and safe manner.

Our branches focus on providing materials to customers who are located within a two-hour radius of their respective facilities. We make deliveries five days per week.

Management information systems

We have fully integrated management information systems. Our systems are consistently implemented across all our branches, and acquired businesses are promptly moved to our system upon acquisition. Our systems support every major internal operational function, except payroll, providing complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. All of our domestic branches, except for one of Shelter's regions, use the same databases within the system, allowing branches to easily acquire products from other branches or schedule deliveries by other branches, greatly enhancing our customer service. Our system also has a sophisticated pricing matrix which allows us to refine pricing by region, branch, type of customer, customer, or even a specific customer project. In addition, our system allows us to monitor all branch and regional performance centrally. We have centralized many functions to leverage our size, including accounts payable, insurance, employee benefits, vendor relations, and banking. We expect to have the remaining Shelter branches integrated early in fiscal 2007.

All of our branches are connected to our IBM AS400 computer network by secure Internet connections or private data lines. We maintain a second IBM AS400 as a disaster recovery system, and information is backed up to this system throughout each business day. We have the capability of electronically switching our domestic operations to the disaster recovery system.

We have created a financial reporting package that allows us to send branches information they can use to compare branch by branch financial performance, which we believe is essential to operating each branch efficiently and more profitably. We have also developed a benchmarking report which enables us to compare all of our branches' performance in 12 critical areas.

We can place purchase orders electronically with some of our major vendors. The vendors then transmit their invoices electronically to us. Our system automatically matches these invoices with the related purchase orders and schedules payment. Approximately 40% of our inventory purchases are processed electronically. We have the capability to handle customer processing electronically, although most customers prefer ordering through our sales force.

Government regulations

We are subject to regulation by various federal, state, provincial and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration and Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

Competition

Although we are among the three largest roofing materials distributors in the United States and Canada, the U.S. roofing supply industry is highly competitive. The vast majority of our competition comes from local and regional roofing supply distributors, and, to a much lesser extent, other building supply distributors and "big box" retailers. Among distributors, we compete against a small number of large distributors and many small, local, privately-owned distributors. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; pricing of products; and availability of credit. We generally compete on the basis of product quality, the quality of our services and, to a lesser extent, price. We compete not only for customers within the roofing supply industry but also for personnel.

Employees

As of September 30, 2006, we had 2,641 employees, consisting of 702 in sales and marketing, 219 in branch management, including supervisors, 1,318 warehouse workers and drivers, and 402 general and administrative personnel.

We believe that our employee relations are good. Fourteen of our employees are represented by a labor union and covered by a collective bargaining agreement.

Order Backlog

Order backlog is not a material aspect of our business and no material portion of our business is subject to government contracts.

Seasonality

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction, especially in our branches in the northeastern U.S. and in Canada. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified into the southern regions of the United States.

Geographic Data

For geographic data about our business, please see Note 16 to our Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in this Form 10-K in evaluating us and our business. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

Our growth strategy includes acquiring other distributors of roofing materials and complementary products. Acquisitions involve numerous risks, including:

- unforeseen difficulties in integrating operations, technologies, services, accounting and personnel;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen liabilities associated with businesses acquired; and
- inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may incur costs in excess of what we anticipate. These risks may be greater in the case of larger acquisitions.

We may not be able to successfully identify acquisition candidates, which would slow our growth rate.

We continually seek additional acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete acquisitions that we identify, it is unlikely that we will sustain the historical growth rates of our business.

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing and other exterior building materials that are manufactured by a number of major suppliers. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers. Supply shortages may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, roofing material suppliers often allocate products among distributors.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our success is highly dependent upon the services of Robert Buck, our President and Chief Executive Officer, David Grace, our Chief Financial Officer, and historically Andrew Logie, our Chairman of the Board. Our success will continue to depend to a significant extent on our executive officers and key management personnel, including our regional vice presidents. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or other key management personnel, or our inability to recruit and retain qualified personnel, could hurt our ability to operate and make it difficult to execute our acquisition and internal growth strategies.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase product from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell or income we realize in future periods.

Cyclicality in our business could result in lower revenues and reduced profitability.

We sell a portion of our products for new residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including interest rates, employment levels, availability of credit and consumer confidence. Downturns in the regions and markets we serve could result in lower revenues and, since many of our expenses are fixed, lower profitability. However, new housing starts declined during 2006 and the pace may continue at the lower levels or decline further.

Seasonality in the construction and re-roofing industry generally results in second quarter losses.

Our second quarter is typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and re-roofing markets decreases. Because many of our expenses remain relatively fixed throughout the year, we generally record a loss during our second quarter. We expect that these seasonal variations will continue in the future.

If we encounter difficulties with our management information systems, we could experience problems with inventory, collections, customer service, cost control and business plan execution.

We believe our management information systems are a competitive advantage in maintaining our leadership position in the roofing distribution industry. If we experience problems with our management information systems, we could experience, among other things, product shortages and/or an increase in accounts receivable. Any failure by us to properly maintain our management information systems could adversely impact our ability to attract and serve customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

An impairment of goodwill and/or other intangible assets could reduce net income.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At September 30, 2006, goodwill represented approximately 35% of our total assets. Goodwill is no longer amortized and is subject to impairment testing at least annually using a fair-value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our single reporting unit. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine fair value using a market approach to value our business.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Any impairment of goodwill will reduce net income in the period in which the impairment is recognized.

We might need to raise additional capital, which may not be available, thus limiting our growth prospects.

We may require additional equity or further debt financing in order to consummate an acquisition or for additional working capital for expansion or if we suffer losses. In the event additional equity or debt financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline as a result of the perception that we have more limited growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease 159 facilities, including our headquarters and other support facilities, throughout the United States and Eastern Canada. These leased facilities range in size from 2,000 square feet to 138,716 square feet. We sublet three facilities. In addition, we own eleven sales/warehouse facilities located in Manchester, New Hampshire; Reading, Pennsylvania; Montreal, Quebec; Sainte-Foy, Quebec; Delson, Quebec; Salisbury, Maryland; Hartford, Connecticut; Cranston, Rhode Island; Lancaster, Pennsylvania; Jacksonville, Florida and Easton, Maryland. These owned facilities range in size from 11,500 square feet to 48,900 square feet. All of the owned facilities are mortgaged to our senior lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

As of December 1, 2006, our 155 branches and 15 other facilities, including one branch in Texas not yet opened, were located in the following states and provinces:

State	Number of Branches	Other
Alabama	4	
Arkansas	4	
California	4	
Connecticut	2	1
Delaware	2	
Florida	2	
Georgia	7	1
Illinois	5	
Indiana	6	
Iowa	1	
Kansas	3	
Kentucky	5	1
Louisiana	4	4
Maine	1	
Maryland	13	2
Massachusetts	9	
Michigan	2	
Minnesota	2	
Mississippi	2	
Missouri	6	
Nebraska	3	
New Hampshire	1	
North Carolina	11	
Oklahoma	3	
Pennsylvania	10	
Rhode Island	1	
South Carolina	3	
Tennessee	3	
Texas	18	3
Vermont	1	
Virginia	9	2
Subtotal—U.S.	147	14
Canadian Provinces		
Manitoba	1	
Ontario	3	
Quebec	4	1
Subtotal—Canada	8	1
Total	155	15

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended September 30, 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Select Market under the symbol "BECN". The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by NASDAQ for the periods indicated below, adjusted for the June 2006 three-for-two stock split.

	High	Low
Year ended September 24, 2005:		
First quarter	$14.43	$10.50
Second quarter	$15.46	$12.51
Third quarter	$19.59	$14.01
Fourth quarter	$22.37	$16.17
Year ended September 30, 2006:		
First quarter	$22.16	$17.07
Second quarter	$27.62	$18.54
Third quarter	$28.97	$20.26
Fourth quarter	$22.73	$16.00

There were 39 holders of record of our common stock as of December 1, 2006.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases of our equity securities were made by us or affiliated purchasers during the fourth quarter of the year ended September 30, 2006.

Recent Sales of Unregistered Securities

None.

Dividends

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our business. Our revolving credit facilities currently prohibit the payment of dividends without the prior written consent of our lender. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" also included in this Form 10-K. We have derived the statement of operations data for the years ended September 30, 2006, September 24, 2005 and September 25, 2004, and the balance sheet information at September 30, 2006 and September 24, 2005, from our audited financial statements included in this Form 10-K. We have derived the statements of operations data for the years ended September 27, 2003 and September 28, 2002, and the balance sheet data at September 25, 2004,

September 27, 2003 and September 28, 2002, from our audited financial statements not included in this Form 10-K. Certain prior-year amounts have been reclassified to conform to the current year presentation.

	Fiscal year ended				
	September 30, 2006 (53 weeks)	September 24, 2005	September 25, 2004	September 27, 2003	September 28, 2002
Statement of operations data:					
Net sales	$ 1,500,637	$ 850,928	$ 652,909	$ 559,540	$ 549,873
Cost of products sold	1,136,500	643,733	487,200	418,662	413,925
Gross profit	364,137	207,195	165,709	140,878	135,948
Operating expenses (includes stock-based compensation expense of $3,222, $690, $10,299 and $522 for the years ended 2006, 2005, 2004 and 2002 respectively)	263,836	146,476	131,037	109,586	106,520
Income from operations	100,301	60,719	34,672	31,292	29,428
Interest expense	(19,461)	(4,911)	(11,621)	(14,052)	(15,308)
Change in value of warrant derivatives(1)	—	—	(24,992)	(2,614)	(2,756)
Loss on early retirement of debt	—	(915)	(3,285)	—	—
Income taxes	(31,529)	(21,976)	(10,129)	(7,521)	(6,153)
Net income (loss)	$ 49,311	$ 32,917	$ (15,355)	$ 7,105	$ 5,211
Net income (loss) per share					
Basic	$ 1.15	$ 0.83	$ (0.57)	$ 0.27	$ 0.20
Diluted	$ 1.12	$ 0.80	$ (0.57)	$ 0.26	$ 0.19
Weighted average shares outstanding					
Basic	42,903,279	39,716,933	26,857,805	26,762,964	26,546,226
Diluted	44,044,769	41,118,944	26,857,805	27,345,683	26,837,510
Other financial and operating data:					
Depreciation and amortization	$ 23,792	$ 8,748	$ 6,922	$ 6,047	$ 5,851
Capital expenditures (excluding acquisitions)	$ 19,063	$ 10,811	$ 5,127	$ 4,978	$ 4,538
Number of locations	155	84	67	65	62

(1) The change in value of warrant derivatives represented changes in the fair market value of certain warrants previously issued in connection with debt financings that were redeemed on September 28, 2004.

	September 30, 2006	September 24, 2005	September 25, 2004	September 27, 2003	September 28, 2002
Balance sheet data:					
Cash	$ 1,847	$ —	$ —	$ 64	$ 69
Total assets	$839,890	$386,987	$301,498	$275,708	$257,932
Current debt and warrant derivative liability:					
Cash overdraft	$ —	$ 6,107	$ 3,694	$ —	$ —
Borrowings under revolving lines of credit	—	—	44,592	59,831	65,901
Warrant derivative liabilities	—	—	34,335	3,683	2,953
Current portions of long-term debt and equipment financing	6,657	6,348	6,152	9,200	12,292
	$ 6,657	$ 12,455	$ 88,773	$ 72,714	$ 81,146
Long-term debt, net of current portions:					
Borrowings under revolving lines of credit	$229,752	$ 63,769	$ —	$ —	$ —
Senior notes payable and other obligations	69,282	20,156	22,660	149	7,424
Junior subordinated notes payable	—	—	17,071	35,171	32,436
Subordinated notes payable to related parties and notes payable to stockholders	—	—	29,442	27,087	25,041
Equipment financing and other	10,610	1,668	976	497	—
	$309,644	$ 85,593	$ 70,149	$ 62,904	$ 64,901
Warrant derivative liabilities-long-term	$ —	$ —	$ —	$ 8,243	$ 6,359
Stockholders' equity	$291,169	$178,745	$ 38,245	$ 41,766	$ 32,290

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Form 10-K. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk factors," "Forward-looking statements" and elsewhere in this Form 10-K. Certain tabular information will not foot due to rounding.

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We are also a distributor of other building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We purchase products from a large number of manufacturers and then distribute these goods to a customer base consisting of contractors and, to a lesser extent, general contractors, retailers and building material suppliers.

We carry up to 10,000 SKUs through 155 branches in the United States and Canada. In fiscal year 2006, approximately 93% of our net sales were in the United States. We stock one of the most extensive assortments of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis.

Execution of the operating plan at each of our branches drives our financial results. Revenues are impacted by the relative strength of the residential and non-residential roofing markets we serve. We allow each of our branches to develop its own marketing plan and mix of products based upon its local market. We differentiate ourselves from the competition by providing customer services, including job site delivery, tapered insulation layouts and design and metal fabrication, and by providing credit. We consider customer relations and our employees' knowledge of roofing and exterior building materials to be important to our ability to increase customer loyalty and maintain customer satisfaction. We invest significant resources in training our employees in sales techniques, management skills and product knowledge. While we consider these attributes important drivers of our business, we continually pay close attention to controlling operating costs.

Our growth strategy includes both internal growth (opening branches, growing sales with existing customers, adding new customers and introducing new products) and acquisition growth. Our main acquisition strategy is to target market leaders in geographic areas that we presently do not serve. Our October 2005 acquisition of Shelter and December 2004 acquisition of JGA are examples of this approach. Shelter is a leading distributor of roofing and other building materials which had 51 branches at the time of the acquisition in the Midwest, Central Plains and Southwest, with minimal branch overlap with our existing operations. JGA is a leading Southeast distributor of roofing and other building materials, currently with fifteen branches in Georgia, Florida, Alabama and Mississippi. We also have acquired smaller companies to supplement branch openings within an existing region. Our April 2005 acquisition of Insulation Systems, Inc. of Virginia ("ISI"), which we integrated into our region in the Carolinas, is an example of such an acquisition.

General

We sell all materials necessary to install, replace and repair residential and non-residential roofs, including:

- shingles;
- single-ply roofing;
- metal roofing and accessories;
- modified bitumen;
- built up roofing;
- insulation;
- slate and tile;
- fasteners, coatings and cements; and
- other roofing accessories.

We also sell complementary building products such as:

- vinyl siding;
- doors, windows and millwork;
- wood and fiber cement siding;
- residential insulation; and
- waterproofing systems.

The following is a summary of our net sales by product group for the last three full fiscal years:

	Year Ended					
	September 30, 2006		September 24, 2005		September 25, 2004	
	Net Sales	Mix	Net Sales	Mix	Net Sales	Mix
Residential roofing products	$ 731,704	48.8%	$346,293	40.7%	$268,780	41.2%
Non-residential roofing products	448,042	29.9%	305,604	35.9%	223,233	34.2%
Complementary building products	320,891	21.4%	199,031	23.4%	160,896	24.6%
	$1,500,637	100.0%	$850,928	100.0%	$652,909	100.0%

We have over 38,000 customers, none of which represents more than 0.5% of our net sales. Many of our customers are small to mid-size contractors with relatively limited capital resources. We maintain strict credit approval and review policies, which in the past has helped to keep losses from customer receivables within our expectations. For the past six years, write-offs for doubtful accounts have averaged less than 0.3% of net sales.

Our expenses consist primarily of the cost of products purchased for resale, labor, fleet, occupancy, and selling and administrative expenses. We compete for business and may respond to competitive pressures by lowering prices in order to maintain our market share.

Since 1997, we have made fourteen strategic and complementary acquisitions and opened 24 new branches. We opened three branches in 2004, six branches in 2005 and six branches in 2006. When we open a new branch, we transfer a certain level of existing business from an existing branch to the new branch. This allows the new branch to commence with a base business and also allows the existing branch to target other growth opportunities.

In managing our business, we consider all growth, including the opening of new branches, to be internal growth unless it is a result of an acquisition. In our management's discussion and analysis of financial condition and results of operations, when we refer to growth in existing markets, we include growth from existing and newly-opened branches but exclude growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. During 2004, 2005 and 2006, our internal sales growth was 16.7%, 15.7% and 14.7%, respectively.

We use a 52/53 week fiscal year ending on the last Saturday of September. Our fiscal years ended September 25, 2004 ("2004") and September 24, 2005 ("2005") contained 52 weeks, while the fiscal year ended September 30, 2006 ("2006") contained 53 weeks.

Results of operations

The following discussion compares our results of operations for 2006, 2005 and 2004.

The following table shows, for the periods indicated, information derived from our consolidated statements of operations expressed as a percentage of net sales for the period presented.

	Year ended		
	September 30, 2006	September 24, 2005	September 25, 2004
Net sales	100.0%	100.0%	100.0%
Cost of products sold	75.7	75.7	74.6
Gross profit	24.3	24.3	25.4
Operating expenses	17.6	17.2	20.1
Income from operations	6.7	7.1	5.3
Interest expense	(1.3)	(0.5)	(1.8)
Change in value of warrant derivatives	—	—	(3.8)
Loss on early retirement of debt	—	(0.1)	(0.5)
Income (loss) before income taxes	5.4	6.5	(0.8)
Income taxes	(2.1)	(2.6)	(1.6)
Net income (loss)	3.3%	3.9%	(2.4)%

2006 compared to 2005

The following table shows a summary of our results of operations for 2006 and 2005, broken down by existing markets and acquired markets.

For the Fiscal Years Ended

	Existing Markets		Acquired Markets		Consolidated	
	2006	2005	2006	2005	2006	2005
			(in thousands)			
Net sales	$866,759	$755,502	$633,878	$95,426	$1,500,637	$850,928
Gross profit	220,253	191,253	143,884	15,942	364,137	207,195
Gross margin	25.4%	25.3%	22.7%	16.7%	24.3%	24.3%
Operating expenses	140,001	133,438	123,835	13,038	263,836	146,476
Operating expenses as a % of net sales	16.1%	17.7%	19.5%	13.7%	17.6%	17.2%
Operating income	$ 80,252	$ 57,815	$ 20,049	$ 2,904	$ 100,301	$ 60,719
Operating margin	9.3%	7.7%	3.2%	3.0%	6.7%	7.1%

Net Sales

Consolidated net sales increased $649.7 million, or 76.4%, to $1,500.6 million in 2006 from $850.9 million in 2005. Existing markets saw internal growth of $111.3 million, or 14.7%, while our 2006 acquisitions contributed the remaining increase. During 2006, we added 65 branches through acquisitions and opened six new branches. In addition, there were four additional business days in 2006, which boosted annual existing market sales by approximately 2.3%. Our acquired markets increased sales by $538.4 million over 2005 and had overall product group sales of $378.4, $132.2 and $123.3 million in residential roofing products, non-residential roofing products, and complementary building products, respectively. A portion of the acquired and existing markets' business benefited from the Gulf Coast rebuilding that occurred following Hurricanes Katrina and Rita. The product group sales for our existing markets were as follows:

	2006		2005		Growth	
	Net Sales	Mix	Net Sales	Mix		
			(dollars in millions)			
Residential roofing products	$353.4	40.8%	$292.9	38.8%	$ 60.5	20.7%
Non-residential roofing products	315.8	36.4%	284.1	37.6%	31.7	11.2
Complementary building products	197.6	22.8%	178.5	23.6%	19.1	10.7
	$866.8	100.0%	$755.5	100.0%	$111.3	14.7%

Our existing market growth was due primarily to the following factors:

- strong residential roofing demand,
- continued penetration into complementary building products markets,
- a robust non-residential market, including the impact of large price increases,
- continued home re-modeling demand,
- opening of 6 greenfield branches, and
- overall estimated price increases of approximately 5% to 7%.

Our first quarter of fiscal year 2007 ("2007") has five fewer business days than the first quarter of 2006. In addition, since our year-end date, we have experienced a slowdown in the sales growth in some of our existing and acquired markets. After adjusting for the fewer days, our internal sales growth for the first quarter of 2007 through November 30, 2006 showed a slight increase in comparison to 2006, considering that there has been no price inflation. We attribute some of this slowdown to the general slowing of construction activities and some to the fact that sales during the first quarter of 2006 were unusually strong, partly as a result of the extensive re-roofing and reconstruction activities in some of our markets following Hurricanes Katrina and Rita.

Gross Profit

	2006	2005	Change	
	(dollars in millions)			
Gross profit	$364.1	$207.2	$156.9	75.7%
Gross margin	24.3%	24.3%		—

Our overall gross profit increased $156.9 million while our overall gross margin was consistent at 24.3%. Our existing markets' gross profit growth of 15.2% contributed $29.0 million to the total gross profit increase while our acquired markets accounted for the remaining $127.9 million of the increase. Existing markets' gross margin was 25.4% in 2006 compared to 25.3% in 2005, due mainly to the increase in residential roofing sales as a percentage of total sales in existing markets, which generally have higher gross margins than non-residential roofing sales. Our acquired markets had an overall lower gross margin than our existing markets in 2006, including some unfavorable physical inventory adjustments, which negatively impacted our overall gross margin.

Operating Expenses

	2006	2005	Change	
	(dollars in millions)			
Operating expenses	$263.8	$146.5	$117.3	80.1%
Operating expenses as a % of sales	17.6%	17.2%	0.4%	

Operating expenses increased $117.3 million or 80.1% to $263.8 million in 2006 from $146.5 million in 2005. Our acquired markets contributed $110.7 million of this increase while existing markets' operating expenses increased $6.6 million or 4.9%. The existing markets' operating expense increase was due primarily to increased payroll and related costs of $7.4 million, or 9.3%. Much of the increase in payroll costs was driven by our increased sales volume. We also hired additional personnel during 2006 to assist with our substantial growth, including additional corporate staff and trainees for future expansion. We adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payments,* in 2006 and incurred $3.2 million in stock-based compensation associated with stock options as compared to $0.7 million in 2005. We experienced a decrease of $1.4 million in professional fees in 2006, as 2005 included the costs associated with the implementation of Sarbanes-Oxley Section 404. In 2006, we used more internal resources for our Sarbanes-Oxley Section 404 compliance compared to 2005. Our bad debts in existing markets decreased $1.5 million as the quality of our accounts receivable improved due to the robust roofing market and improved collection processes and procedures. Most other expenses increased commensurate with our existing markets' growth, including the six new branches.

Operating expenses increased as a percentage of net sales to 17.6% in 2006 from 17.2% in 2005, primarily due to our acquired markets' higher operating expenses as a percentage of net sales, including amortization expense that increased approximately $8.5 million. The higher amortization expense primarily resulted from the amortization of the intangible assets recorded for acquired companies' customer relationships. That impact was partially offset by leveraging our existing markets' fixed costs over increased net sales.

Interest Expense

Interest expense increased $14.6 million to $19.5 million in 2006 from $4.9 million in 2005. This increase was due primarily to the fact that we financed most of the $336.3 million cost of our 2006 acquisitions with additional debt, partially offset by our net equity offering proceeds of $51.6 million in December 2005. To a lesser extent, interest expense also increased due to higher interest rates.

Income Taxes

Income tax expense increased to $31.5 million in 2006 from $22.0 million in 2005. Our 2006 effective income tax rate was 39.0%, compared to our 2005 effective income tax rate of 40.0%. The slight rate decrease was primarily due to the 2006 reversal of $1.1 million of previously accrued income taxes related to previously filed tax returns. We expect our future effective income tax rate to fluctuate around 40.0%, depending primarily upon the results of our operations in Canada and in the various states in which we operate.

2005 compared to 2004

The following table shows a summary of our results of operations for 2005 and 2004, broken down by existing markets and acquired markets.

For the Fiscal Years Ended

	Existing Markets		Acquired Markets (in thousands)		Consolidated	
	2005	2004	2005	2004	2005	2004
Net sales	$755,502	$652,909	$95,426	$—	$850,928	$652,909
Gross profit	191,253	165,709	15,942	—	207,195	165,709
Gross margin	25.3%	25.4%	16.7%		24.3%	25.4%
Operating expenses	133,438	131,037	13,038	—	146,476	131,037
Operating expenses as a % of net sales	17.7%	20.1%	13.7%		17.2%	20.1%
Operating income	$ 57,815	$ 34,672	$ 2,904	—	$ 60,719	$ 34,672
Operating margin	7.7%	5.3%	3.0%		7.1%	5.3%

Net Sales

Consolidated net sales increased $198.0 million, or 30.3%, to $850.9 million in 2005 from $652.9 million in 2004. Existing markets saw internal growth of $102.6 million, or 15.7%, while JGA Corp ("JGA"), Insulation Systems, Inc. of Virginia ("ISI") and Commercial Supply, Inc. ("CSI") contributed the remaining increase. During 2005, we acquired a combined 11 branches from JGA, ISI and CSI and opened six new branches. JGA, ISI and CSI had combined product group sales of $53.4, $21.5 and $20.5 million in residential roofing products, non-residential roofing products, and complementary building products, respectively, while the product group sales for our existing markets were as follows:

	2005		2004 (dollars in millions)		Growth	
	Net Sales	Mix	Net Sales	Mix		
Residential roofing products	$292.9	38.8%	$268.8	41.2%	$ 24.1	9.0%
Non-residential roofing products	284.1	37.6	223.2	34.2	60.9	27.3
Complementary building products	178.5	23.6	160.9	24.6	17.6	10.9
	$755.5	100.0%	$652.9	100.0%	$102.6	15.7%

Note: Certain prior-year amounts have been reclassified to confirm to the current-year presentation.

Our existing market growth increased due primarily to the following factors:

- strong residential roofing demand,
- continued penetration into complementary building products markets,
- a robust non-residential market, including the impact of large price increases,
- continued home re-modeling demand,
- opening of 6 greenfield branches, and
- overall estimated price increases of approximately 5% to 7%.

Gross Profit

	2005	2004	Change	
	(dollars in millions)			
Gross profit	$207.2	$165.7	$41.5	25.0%
Gross margin	24.3%	25.4%	(1.1)%	

Our overall gross profit increased $41.5 million while our overall gross margin declined from 25.4% to 24.3%. Our existing markets' gross profit growth of 15.4% contributed $25.6 million to the total gross profit increase while JGA, ISI and CSI accounted for the remaining $15.9 million of the increase. Existing markets' gross margin was 25.3% in 2005 compared to 25.4% in 2004, due mainly to the large increase in non-residential roofing sales, which in general have lower gross margins than our other product groups, partly offset by an increase in the gross margin rate realized on those non-residential sales. Due to their product mix, JGA and ISI have lower gross margins than our existing markets, which have further lowered our overall gross margin.

Operating Expenses

	2005	2004	Change	
	(dollars in millions)			
Operating expenses	$146.5	$131.0	$15.5	11.8%
Operating expenses as a % of sales	17.2%	20.1%	(2.9)%	

Operating expenses increased $15.5 million or 11.8% to $146.5 million in 2005 from $131.0 million in 2004. JGA, ISI and CSI contributed $13.1 million of this increase while existing markets' operating expenses increased $2.4 million or 1.8%. Excluding the net change of $9.6 million in stock-based compensation, the existing markets' operating expense increase was $12.0 million, which was due primarily to increased payroll and related costs of $6.9 million, or 9.5%. Much of the increase in payroll costs was driven by our increased sales volume and, to a lesser extent, by an increase in the cost of health insurance benefits. We have also hired additional personnel for public-company reporting and trainees for future expansion. We also experienced an increase of $1.9 million in professional fees in 2005, as we incurred additional public-company costs and continued with our Sarbanes-Oxley Section 404 compliance project. Existing markets' warehouse expenses, excluding depreciation, increased by $1.7 million or 13.1%, which reflects the addition of six new branches. Depreciation expense increased by $1.0 million.

Selling, general and administrative expenses, which excludes stock compensation expense, decreased as a percentage of net sales to 17.1% in 2005 from 18.5% in 2004, primarily due to leveraging our fixed costs over our increased net sales and JGA's and ISI's lower operating expenses as a percentage of net sales. We expect to continue to incur additional administrative costs as a public company in the future, including additional costs associated with compliance with the Sarbanes-Oxley Act.

We incurred $0.7 million in stock-based compensation related to the remaining vesting of options in 2005 as compared to $10.3 million in 2004. The prior-year charge related to the termination of our rights to repurchase certain securities from our employees at the lower of cost or fair value and, to a lesser extent, the vesting of options and stock issued to certain employees below fair market value prior to the IPO.

Interest Expense

Interest expense decreased $6.7 million to $4.9 million in 2005 from $11.6 million in 2004. Although interest rates increased and we acquired JGA, ISI and CSI through borrowings under our line of credit, our debt level remains substantially below 2004 levels due primarily to the IPO, resulting in a significant reduction in interest expense.

Change in Value of Warrant Derivatives

The prior-year charge of $25.0 million for the change in the value of warrant derivatives was associated with warrant derivatives settled in connection with our IPO and was due to the effect of the increase in the fair market value of our common stock during 2004.

Loss on Early Retirement of Debt

On September 28, 2004, we used a portion of the proceeds from our IPO to pay off the remaining junior subordinated notes. In connection with the associated early retirement of debt, we recorded a $0.9 million loss in the first quarter of 2005. In March 2004, we refinanced our credit facilities and used a portion of the proceeds to pay off a portion of our junior subordinated notes. In connection with the associated early retirement of that debt, we recorded a $3.3 million loss in the second quarter of 2004.

Income Taxes

Income tax expense increased to $22.0 million in 2005 from $10.1 million in 2004. Our 2005 effective income tax rate was 40.0%, compared to our 2004 effective income tax rate of 45.0% prior to the impact of the non-deductible warrant derivatives charge. The decrease is due to the strong earnings from our Canadian subsidiary, which will enable us to use a more favorable tax credit for foreign taxes as compared to using a deduction for such foreign taxes in 2004. In addition, due to the strong earnings throughout our domestic regions and having no unusable losses in any state, we experienced a drop in our overall effective state income tax rate in 2005.

Seasonality and quarterly fluctuations

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction and reroofing, especially in our northeastern U.S. and Canada regions. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified into the southern regions of the United States.

We generally experience an increase of inventory, accounts receivable and accounts payable during the first, third and fourth quarters of the year as a result of seasonality. Our borrowings generally peak during the third quarter, primarily because dated accounts payable offered by our suppliers typically are payable in April, May and June, while our peak accounts receivable collections typically occur from June through November.

We also usually experience a slowing of collections of our accounts receivable during our second quarter, mainly due to the inability of our customers to conduct their businesses effectively in inclement weather. We continue to attempt to collect those receivables which require payment under our standard terms. We do not provide any concessions to our customers during this period of the year to incentivize sales. Also, during the second quarter, we generally experience our lowest availability under our senior secured credit facilities, which were asset-based lending facilities. Our new credit facilities are based only on accounts receivable and we expect to continue to have our lowest availability in the second quarter.

Certain quarterly financial data

The following table sets forth certain unaudited quarterly data for the fiscal years 2006 and 2005 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of this data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends.

	Fiscal year 2006				Fiscal year 2005			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	(dollars in millions, except per share data) (unaudited)							
Net sales	$339.9	$322.4	$407.1	$431.3	$199.2	$172.1	$248.5	$231.2
Gross profit	83.7	77.8	100.3	102.2	50.3	41.4	59.7	55.8
Income from operations	$ 25.7	$ 12.4	$ 32.5	$ 29.7	$ 17.3	$ 5.5	$ 20.2	$ 17.7
Net income	$ 12.9	$ 4.8	$ 17.1	$ 14.5	$ 8.7	$ 2.4	$ 11.3	$ 10.5
Earnings per share—basic	$ 0.32	$ 0.11	$ 0.39	$ 0.33	$ 0.22	$ 0.06	$ 0.29	$ 0.26
Earnings per share—fully diluted	$ 0.30	$ 0.11	$ 0.38	$ 0.32	$ 0.21	$ 0.06	$ 0.27	$ 0.25
Quarterly sales as % of year's sales	22.7%	21.5%	27.1%	28.8%	23.4%	20.2%	29.2%	27.2%
Quarterly gross profit as % of year's gross profit	23.0%	21.4%	27.6%	28.1%	24.3%	20.0%	28.8%	26.9%
Quarterly income from operations as % of year's income from operations	25.6%	12.4%	32.4%	29.6%	28.5%	9.1%	33.3%	29.2%

Note: Qtr 4 of 2006 had three additional business days compared to 2005. We incurred charges for stock-based compensation of approximately $0.6, $0.6, $1.0 and $1.0 million in Qtr 1, Qtr 2, Qtr 3 and Qtr 4 of 2006 and $0.2 million for each quarter in 2005. Due to rounding, the fully-diluted earnings per share amounts for the four quarters of 2006 do not add to the annual amount of $1.12 per share.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2006, 2005 and 2004. We experienced some price increases in our purchasing costs in 2006 and 2005 but we generally have been able to pass on such price increases to our customers.

Liquidity and capital resources

We had cash of $1.8 million at September 30, 2006 compared to a cash overdraft of $6.1 million at September 24, 2005. Our net working capital was $205.4 million at September 30, 2006 compared to $121.0 million at September 24, 2005.

2006 compared to 2005

Our net cash provided by operating activities was $82.8 million for 2006 compared to $6.1 million for 2005. Our sales growth drove our income from operations to $100.3 million in 2006 from $60.7 million in 2005. Accounts receivable, exclusive of the effect of businesses acquired, increased by $15.6 million in 2006 and $17.4 million in 2005 due to strong increases in sales. The number of days outstanding based upon our sales improved to approximately 51 days for 2006 as compared to 52 days in 2005.

Accounts payable and accrued expenses, exclusive of the effects of businesses acquired, increased by $37.6 million in 2006 due primarily to an increase in purchases and slightly longer vendor payment terms. Inventory increased by $9.1 million in 2006, mainly due to the opening of six new branches during the year.

Net cash used in investing activities in 2006 was $355.3 million compared to $48.5 million in 2005, due primarily to our 2006 acquisitions that had an aggregate net purchase price of $336.3 million. Net capital expenditures increased to $19.1 million from $10.8 million as we opened six new branches in 2006 and continued to purchase transportation and warehouse equipment to service our growth and to upgrade and maintain our fleet of trucks.

Net cash provided by financing activities was $280.6 million in 2006 compared to $39.9 million in 2005. The net cash provided by financing activities in 2006 reflects borrowings under our revolving lines of credit, primarily for the acquisitions, and the net proceeds from our secondary offering in December 2005.

2005 compared to 2004

Our net cash provided by operating activities was $6.1 million for 2005 compared to $23.1 million for 2004. Our sales growth drove our income from operations to $60.7 million in 2005 from $34.7 million in 2004. Accounts receivable, exclusive of the effect of businesses acquired, increased by $17.4 million in 2005 compared to an increase of $6.0 million in 2004 due to the strong increase in sales.

The number of days outstanding based upon our sales remained constant at approximately 53 days for 2005 and 2004. Accounts payable and accrued expenses, exclusive of the effects of businesses acquired, decreased by $11.6 million in 2005 due primarily to a slowdown in fourth quarter purchases in 2005. We had increased inventory in 2005 prior to the fourth quarter to counteract some price increases and temporary shortages and to position us for a continued strong sales growth rate. As we saw prices and demand moderate during the fourth quarter, we lowered our inventory levels to more normal levels.

Net cash used in investing activities in 2005 was $48.5 million compared to $5.1 million in 2004, due primarily to the acquisitions of JGA, ISI, and CSI for an aggregate net purchase price of $37.7 million. Net capital expenditures increased to $10.8 million from $5.1 million as we opened six new branches in 2005 and continued to purchase transportation and warehouse equipment to service our growth and to upgrade and maintain our fleet of trucks.

Net cash provided by financing activities was $39.9 million in 2005 compared to net cash used in financing activities of $21.9 million in 2004. The net cash provided by financing activities in 2005 reflects borrowings under our revolving lines of credit, primarily for the acquisitions, and the proceeds from our IPO less the associated warrant redemption and debt payments. The net cash used in financing activities in 2004 primarily reflected the refinancing of our credit facilities and the repayments of debt.

Capital Resources

Our principal source of liquidity at September 30, 2006 was our available and unused borrowings of $46.3 million under revolving lines of credit. Our borrowing base availability as of that date was determined primarily by trade accounts receivable and product inventory levels. As described below, we entered into new and expanded credit facilities following our 2006 year-end that resulted in the classification of only the payments due in fiscal year 2007 under the new credit facilities as current debt as of September 30, 2006, along with certain other scheduled debt payments not related to those facilities.

Liquidity is defined as the ability to generate adequate amounts of cash to meet the current and projected needs for cash. We assess our liquidity in terms of our ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business. Significant factors which could affect liquidity include the following:

- the adequacy of available bank lines of credit;
- the ability to attract long-term capital with satisfactory terms;
- cash flows generated from operating activities;
- acquisitions; and
- the level of capital expenditures and available equipment financing.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations supplemented by bank borrowings. In the past, we have financed acquisitions initially through increased bank borrowings, the issuance of common stock and other borrowings, then repaying any such borrowings with cash flows from operations. We have funded our capital expenditures through increased bank borrowings or through equipment financing and then have reduced these obligations with cash flows from operations.

We believe we have adequate availability of capital to fund our present operations, meet our commitments on our existing debt, and fund anticipated growth, including expansion in existing and targeted market areas. Our new and expanded credit facilities discussed below are expected to help fund our continued expansion. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a strong base for obtaining additional financing resources, if necessary, at competitive rates and terms. Additionally, we may issue additional shares of common or preferred stock to raise funds, as we did when we sold 2,000,000 pre-split common shares in December 2005, excluding the sales of shares by the selling stockholders.

Indebtedness

We currently have the following credit facilities:

- a senior secured credit facility in the U.S.;
- a Canadian senior secured credit facility; and
- an equipment financing facility.

Senior secured credit facilities

The credit facilities in place as of September 30, 2006, were scheduled to mature on October 14, 2010 and consisted of a $280.0 million U.S. revolving line of credit and a $C15 million Canadian revolving line of credit, commonly referred to as revolvers, and initial term loans totaling $80.0 million. The facilities provided for a cash receipts lock-box arrangement that gave us sole control over the funds in our lock-box accounts, unless excess availability was less than $10 million or an event of default occurs, in which case the senior secured lenders would have had the right to take control over such funds and to apply such funds to repayment of the senior debt.

Interest on borrowings under the U.S. facilities was payable at our election at either of the following rates:

- an index rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.25% to 1.50%, or
- the current LIBOR Rate plus a margin ranging from 1.50% to 2.75%.

Interest under the Canadian facility was payable at our election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in the Globe and Mail and (2) the 30-day BA Rate plus 1.25%) plus 0.50%, or
- the BA rate as described in the Canadian facility plus 1.75%.

Substantially all of our assets, including the capital stock and assets of our wholly-owned subsidiaries, secured our obligations under these senior secured credit facilities. The senior secured credit facilities had certain operating and financial covenants and numerous restrictive covenants. As of September 30, 2006, we were in compliance with all covenants.

New and Expanded Credit Facilities

On November 2, 2006, we closed on an amended and restated seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "New Credit Facility"). The New Credit Facility refinanced the above credit facilities that also were provided through GE Antares. The New Credit Facility provides us with lower interest rates and available funds for future acquisitions and ongoing working capital requirements. In addition, the New Credit Facility increases the allowable total equipment financing and/or capital lease financing to $35 million. The New Credit Facility also provides for the same lock-box arrangement as under the replaced credit facilities above.

The New Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and a $350 million term loan (the "Term Loan"). The Term Loan has required amortization of 1% per year, payable in quarterly installments of approximately $0.9 million, and the remainder is due in 2013. The New Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding Company. The New Credit Facility may also be expanded by up to an additional $200 million under certain conditions.

The US Revolver carries an interest rate of LIBOR plus 1% and the Term Loan carries an interest rate of LIBOR plus 2%. Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation as follows:

Maximum Consolidated Leverage Ratio

On the last day of each fiscal quarter, commencing with the quarter ending December 31, 2006, our Consolidated Leverage Ratio, as defined, must not be greater than 4.00:1.0.

Capital Expenditures

We cannot incur aggregate Capital Expenditures, as defined, in excess of three percent (3.00%) of our consolidated gross revenue for any fiscal year.

Equipment financing facility

Our equipment financing facility allows us to finance a portion of our transportation and material handling equipment. The facility provides us with $3.4 million of remaining availability as of year-end. There was $10.3 million of equipment financing loans outstanding at September 30, 2006, with fixed interest rates ranging from 4.7% to 7.4%.

Contractual obligations

At September 30, 2006, our contractual obligations were as follows:

	Fiscal years					
	2007	2008	2009	2010	2011	Thereafter
Senior bank debt(1)	$ 3.5	$ 3.5	$ 3.5	$ 3.5	$ 3.5	$285.0
Equipment financing and other(2)	3.2	4.1	1.8	1.9	1.9	1.0
Operating leases	19.6	17.0	14.7	11.9	6.8	21.3
Non-cancelable purchase obligations(3)	—	—	—	—	—	—
Total	$26.3	$24.6	$20.0	$17.3	$12.2	$307.3

(1) As noted above, the senior secured credit facilities were refinanced in early November 2006 and the schedule of payments reflects the new terms.

(2) The equipment financing relates to purchases of certain transportation and material handling equipment.

(3) In general, we purchase products under purchase obligations that are cancelable by us without cost or expire after 30 days.

Capital expenditures

Excluding acquisitions, we incurred capital expenditures of $19.1, $10.8 and $5.1 million in 2006, 2005 and 2004, respectively. Over 80% of our capital expenditures have generally been made for transportation and material handling equipment.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Stock-based compensation

Effective September 25, 2005, we adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payments*, using the modified-prospective transition method. Prior to 2006, we accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations*. As a result, no compensation expense was previously recognized for stock options granted to employees after our IPO, other than the 2005 amortization of deferred compensation, because all such stock options granted had exercise prices equal to the market value of the Company's stock on the date of the grant.

Under the modified-prospective transition method, compensation expense recognized in 2006 included: (a) compensation cost for all unvested share-based awards granted prior to September 25, 2005, based on the grant date fair value estimated in accordance with SFAS 123, *Accounting For Stock-Based Compensation,* and (b) compensation cost for all share-based awards granted subsequent to September 24, 2005, based on the grant date fair value estimated in accordance with SFAS 123R. Results of prior periods have not been restated. SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. The impact of estimating forfeitures upon adoption was not material. In addition, SFAS 123R requires us to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The excess tax benefit classified as a financing activity would have been classified as an operating inflow if the company had not adopted SFAS 123R.

Prior to the IPO, we had the right to repurchase certain shares of common stock issued to employees and shares issuable upon exercise of certain stock options at the lower of cost or fair value upon termination of employment for cause or upon resignation. However, this repurchase right terminated upon our IPO. We determined that these awards were performance based and, therefore, recognized a charge for the intrinsic value of the award in 2004 because the contingency was resolved. Based on our initial public offering price of $13.00 per share, we recorded a charge of $9.0 million for the stock awards in 2004.

Interest rate collars

We enter into interest rate collars from time to time to manage our interest rate exposure. These derivatives, which are not formal hedges, are adjusted to fair value through income.

We make estimates of the derivatives that are based upon estimates of future interest rates. Estimates are inherently uncertain and subjective. These estimates may change over time and in the event actual results differ from the estimates upon settlement of the derivatives, we will adjust our results of operations in the period the estimates change. Historically, the estimate of the values of our interest rate collar derivatives have not differed significantly from the actual amount.

Warrant derivative liabilities

Prior to September 28, 2004, we had warrants outstanding that included a "put" feature, which allowed the holder to require a cash settlement equivalent to the difference between fair market value of our common stock and the exercise price of the warrant. The put feature was available at any time from five years after the date of issuance of the warrant or upon the occurrence of certain events, including a change in control, a qualified initial public offering or repayment of over 50% of the related debt outstanding. We accounted for these warrant derivatives in accordance with Emerging Issue Task Force (EITF) Issue 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.*

We valued the warrant derivatives using the fair market value of our common stock adjusted for lack of marketability prior to the IPO. The aggregate liability for the derivatives amounted to $11.9 million at September 27, 2003 and $34.3 million at September 25, 2004. The relevant assumptions included in the calculations were discounts ranging from 21% to 23% at September 27, 2003 and 0% at September 25, 2004.

On July 30, 2004, holders of all warrants agreed to a cash settlement upon the effectiveness of the IPO at the IPO price, which was paid in full on September 28, 2004. The holders also agreed to reimburse us for certain costs incurred in connection with the IPO. At September 25, 2004, we valued the warrants at the IPO price of $13.00, less the reimbursement of related offering costs. There are no warrants currently outstanding.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our commercial roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain regions, our customers' businesses are also seasonal. Sales are lowest in the winter months and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our judgment of specific customer situations, aging of accounts and our historical write-offs of uncollectible accounts.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

- aging statistics and trends;
- customer payment history;
- independent credit reports; and
- discussions with customers.

We charge these write-offs against our allowance for doubtful accounts. In the past five years, write-offs have averaged less than 0.3% of net sales.

Inventory valuation

Product inventories represent one of our largest assets and are recorded at net realizable value. Our goal is to manage our inventory so that we minimize out of stock positions. To do this, we maintain an adequate inventory of SKUs at each branch based on sales history. At the same time, we continuously strive to better manage our slower moving classes of inventory. During the year, we monitor our inventory levels by branch and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. In addition, at the end of each year, we evaluate our inventory at each branch and write off and dispose of obsolete products. Our inventories are generally not susceptible to technological obsolescence.

During the year, we perform periodic cycle counts and write off excess or damaged inventory as needed. At year-end we take a physical inventory and record any necessary additional write-offs.

Vendor rebates

We account for vendor rebates in accordance with EITF Issue 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount, payable to us when we achieve any of a number of measures generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the related vendors' products, which reduces the inventory cost until the period in which we sell the product, at which time these rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of rebates receivable based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Historically, our actual rebates have been within our expectations used for our estimates. If we fail to achieve a measure which is required to obtain a vendor rebate, we will have to record a charge in the period that we determine the criteria or measure for the vendor rebate will not be met to the extent the vendor rebate was estimated and included as a reduction to cost of sales.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to products already purchased, it may impact our gross margin on products we sell or revenues earned in future periods.

Revenue recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements*, as amended by Staff Accounting Bulletin 104. The Securities and Exchange Commission requires that the following four basic criteria must be met before we recognize revenue:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

We generally recognize revenue at the point of sale or upon delivery to the customer's site. For goods shipped by third party carriers, we recognize revenue upon shipment since the terms are FOB shipping point. Approximately 90% of our revenues are for products delivered by us or picked up by our customers at our facilities, which provides for timely and accurate revenue recognition.

We also ship certain products directly from the manufacturer to the customer. We recognize the gross revenue for these sales upon notification of delivery from the vendor in accordance with EITF Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent* . Delays in receiving delivery notifications could impact our financial results, although it has not been material to our consolidated results of operations in the past.

We also provide certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 2% of our net sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery. In the past, customer returns have not been material to our consolidated results of operations.

Income taxes

We account for income taxes using the liability method, which requires us to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

We have operations in 31 U.S. states and three provinces in Canada and we are subject to potential tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, that may require an extended period of time to resolve. Accruals for tax contingencies require us to make estimates and judgments with respect to the ultimate outcome of potential tax audits. Actual results could differ from these estimates.

Goodwill

Goodwill is not amortized and represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At September 30, 2006, our goodwill balance was approximately $289.3 million, representing approximately 35% of our total assets.

Under SFAS No.142, *Goodwill and Other Intangible Assets*, we test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators that would cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel.

We determine fair value using a market approach to value our business, which consists of one reporting unit (i.e. distribution of building materials). As our common stock is now publicly traded, we believe our stock price is the best indicator of our market value. Prior to our IPO, our market approach involved applying an appropriate market multiple to operating performance for the trailing twelve-month period.

If circumstances change or events occur to indicate that our fair market value has fallen below book value, we will compare the estimated fair value of the goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, we will recognize the difference as an impairment loss in the determination of operating income.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for us in the fiscal year beginning September 30, 2007. We are currently evaluating the impact that the adoption of FIN 48 will have on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our on-going business operations. Our primary exposure includes changes in interest rates and foreign exchange rates.

Interest rate risk

Our variable interest expense is sensitive to changes in the general level of interest rates. At September 30, 2006, the weighted average interest rate on our $302.5 million of variable interest debt was approximately 7.01%. While our variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on September 30, 2006 borrowing levels, a 1.0% annual increase or decrease in current market interest rates would have the effect of causing a $3.0 million additional pre-tax change to our statements of operations.

Financial derivatives

We enter into interest rate derivative agreements, commonly referred to as swaps or collars, from time to time with the objective of reducing volatility in our borrowing costs. At September 30, 2006, we had two interest rate collars effectively converting the variable LIBOR component on a portion of our senior credit facility term debt to a fixed rate. The two collars each have notional amounts of $75 million, one expiring in January 2008 that has a floor rate of 4.54% and a cap rate of 5.09%, and the other expiring in November 2008 that has a floor rate of 4.33% and a cap rate of 5.85%. The combined fair market value of the agreement resulted in an asset of less than $0.1 million at September 30, 2006, which was determined based on current interest rates and expected trends. Since these instruments do not qualify as a hedge, changes in the unrealized gain or loss are recorded in interest expense. The differentials to be paid or received under the terms of the agreements are accrued as interest rates change and are recognized as an adjustment to interest expense related to the debt.

Foreign currency exchange rate risk

We have exposure to foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 7% of our revenues in 2006 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Beacon Roofing Supply, Inc.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of September 30, 2006 and September 24, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Roofing Supply, Inc. at September 30, 2006 and September 24, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 11, 2006 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective September 25, 2005, the Company adopted Statement of Financial Accounting Standards No. 123R, *"Share-Based Payments"* using the modified-prospective transition method.

Ernst + Young LLP

Boston, Massachusetts
December 11, 2006

Beacon Roofing Supply, Inc.

Consolidated Balance Sheets

	September 30, 2006	September 24, 2005
Assets		
Current assets:		
Cash	$ 1,847	$ —
Accounts receivable, less allowance of $5,020 in 2006 and $4,104 in 2005 for doubtful accounts	210,676	123,345
Inventories	164,285	82,423
Prepaid expenses and other assets	38,133	22,656
Deferred income taxes	10,704	4,339
Total current assets	425,645	232,763
Property and equipment, net	59,291	31,767
Goodwill	289,282	108,553
Other assets, net	65,672	13,904
Total assets	$839,890	$386,987
Liabilities and stockholders' equity		
Current liabilities:		
Cash overdraft	$ —	$ 6,107
Accounts payable	154,878	70,158
Accrued expenses	58,719	29,146
Current portions of long-term debt and other obligations	6,657	6,348
Total current liabilities	220,254	111,759
Borrowings under revolving lines of credit	229,752	63,769
Senior notes payable and other obligations, net of current portion	69,282	20,156
Deferred income taxes	18,823	10,890
Long-term obligations under equipment financing and other, net of current portion	10,610	1,668
Commitments and contingencies		
Stockholders' equity:		
Common stock (voting); $.01 par value; 100,000,000 shares authorized; 43,866,484 issued in 2006 and 40,367,360 issued in 2005	439	404
Undesignated preferred stock; 5,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	203,433	142,038
Treasury stock (349,292 shares in 2005)	—	(515)
Retained earnings	81,361	32,050
Accumulated other comprehensive income	5,936	4,768
Total stockholders' equity	291,169	178,745
Total liabilities and stockholders' equity	$839,890	$386,987

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Operations

	Year Ended		
	September 30, 2006	September 24, 2005	September 25, 2004
	(Dollars in thousands, except per share data)		
Net sales	$ 1,500,637	$ 850,928	$ 652,909
Cost of products sold	1,136,500	643,733	487,200
Gross profit	364,137	207,195	165,709
Operating expenses (includes stock-based compensation expense of $3,222, $690, and $10,299 for the years ended 2006, 2005, and 2004, respectively)	263,836	146,476	131,037
Income from operations	100,301	60,719	34,672
Other expense:			
Interest expense	19,461	4,885	8,667
Interest expense-related party	—	26	2,954
Change in value of warrant derivatives	—	—	24,992
Loss on early retirement of debt	—	915	3,285
	19,461	5,826	39,898
Income (loss) before income taxes	80,840	54,893	(5,226)
Income taxes	31,529	21,976	10,129
Net income (loss)	$ 49,311	$ 32,917	$ (15,355)
Net income (loss) per share:			
Basic	$ 1.15	$ 0.83	$ (0.57)
Diluted	$ 1.12	$ 0.80	$ (0.57)
Weighted average shares used in computing net income (loss) per share:			
Basic	42,903,279	39,716,933	26,857,805
Diluted	44,044,769	41,118,944	26,857,805

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Stockholders' Equity

	Class A Common Stock		Common Stock		Additional			Retained	Stock	Accumulated Other	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Deferred Compensation	Treasury Stock	Earnings (deficit)	Subscription Receivable	Comprehensive Income (Loss)	Stockholders' Equity
	(Dollars in thousands, except share data)										
Balances at September 27, 2003	27,030,665	$ 270	—	—	$ 25,943		$(515)	$ 14,488		$1,580	$ 41,766
Issuance of Class A common stock and options to purchase Class A common stock at below fair market value	107,316	1	—	—	2,215	(1,966)					250
Conversion of Class A common stock to common stock	(27,137,981)	(271)	27,137,982	271							—
Amortization of deferred compensation						1,276					1,276
Stock compensation associated with the lapse of restriction on common stock and options					9,023						9,023
Issuance of common stock in exchange for stcok subscription receivable			12,750,000	128	102,753				(102,765)		116
Net loss								(15,355)			(15,355)
Foreign currency translation adjustment										1,169	1,169
Comprehensive loss											(14,186)
Balances at September 25, 2004	—	—	39,887,982	399	139,934	(690)	(515)	(867)	(102,765)	2,749	38,245
Amortization of deferred compensation						690					690
Receipt of proceeds from stock subscription									102,765		102,765
Issuance of common stock			479,378	5	2,104						2,109
Net income								32,917			32,917
Foreign currency translation adjustment										2,019	2,019
Comprehensive income											34,936
Balances at September 24, 2005	—	—	40,367,360	404	142,038	—	(515)	32,050	—	4,768	178,745
Issuance of common stock			3,000,000	30	51,546						51,576
Issuance of common stock for option excercises			848,416	8	7,139						7,147
Redemption of treasury stock			(349,292)	(3)	(512)		515				—
Stock-based compensation			—	—	3,222						3,222
Net income								49,311			49,311
Foreign currency translation adjustment										1,168	1,168
Comprehensive income											50,479
Balances at September 30, 2006	—	$ —	43,866,484	$439	$203,433	$ —	$ —	$ 81,361	$ —	$5,936	$291,169

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Cash Flows

	Year Ended		
	September 30, 2006	September 24, 2005	September 25, 2004
		(In thousands)	
Operating activities			
Net income (loss)	$ 49,311	$ 32,917	$ (15,355)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	23,792	8,748	6,922
Deferred interest	—	—	4,445
Stock-based compensation	3,222	690	10,299
Change in value of warrant derivatives	—	—	24,992
Loss on early retirement of debt	—	915	3,285
Unrealized gain on interest rate collar	(33)	—	(182)
Deferred income taxes	(1,504)	896	(940)
Changes in assets and liabilities, net of the effects of businesses acquired:			
Accounts receivable	(15,630)	(17,384)	(6,034)
Inventories	(9,120)	(4,828)	(13,166)
Prepaid expenses and other assets	(4,798)	(4,266)	(4,815)
Accounts payable and accrued expenses	37,564	(11,569)	13,635
Net cash provided by operating activities	82,804	6,119	23,086
Investing activities			
Purchases of property and equipment	(19,063)	(10,811)	(5,127)
Acquisition of businesses, net of cash acquired	(336,274)	(37,705)	—
Net cash used in investing activities	(355,337)	(48,516)	(5,127)
Financing activities			
Borrowings under revolving lines of credit	165,776	18,726	43,040
Borrowings (repayments) under senior notes payable, and other	58,362	(1,589)	26,934
Early extinguishment of debt	—	(18,015)	(66,556)
Repayment of junior subordinated notes and warrants to purchase common stock	—	(34,335)	(21,500)
Repayment of subordinated notes payable to related parties	—	(29,442)	(47)
Proceeds from sale of common stock	51,576	102,765	250
Proceeds from exercise of options	1,551	2,109	—
Initial public offering costs	—	—	(2,468)
Deferred financing costs	(2,228)	(342)	(1,525)
Income tax benefit from stock-based compensation deductions in excess of the associated recognized compensation cost	5,596	—	—
Net cash provided by (used in) financing activities	280,633	39,877	(21,872)
Effect of exchange rate changes on cash	(146)	107	155
Net increase (decrease) in cash	7,954	(2,413)	(3,758)
Cash (overdraft) at beginning of year	(6,107)	(3,694)	64
Cash (overdraft) at end of year	$ 1,847	$ (6,107)	$ (3,694)
Non-cash financing and investing activities			
Capital lease transactions	$ —	$ —	$ 982
Common stock subscription receivable	$ —	$ —	$ 102,765

See accompanying notes.

Beacon Roofing Supply, Inc.

Notes to Consolidated Financial Statements

Year ended September 30, 2006

(dollars in thousands, except per share data)

1. The Company

Business

Beacon Roofing Supply, Inc. (the "Company") was formed on August 22, 1997 and is incorporated in Delaware. The Company distributes roofing materials and other complementary building materials to customers in 31 states in the United States and in Canada through its wholly-owned subsidiaries, Beacon Sales Acquisition, Inc., Quality Roofing Supply Company, Inc., Beacon Roofing Supply Canada Company, Best Distributing Co., The Roof Center, Inc., West End Lumber Company, Inc., JGA Beacon, Inc, Shelter Distribution, Inc., and Beacon Pacific, Inc. The Company completed its initial public offering (the "IPO" or "Offering") on September 22, 2004 and received the net IPO proceeds on September 28, 2004 (Note 3).

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements. Actual amounts could differ from those estimates.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. Certain prior-year reclassifications have been made to conform to the current-year presentation.

Fiscal Year

The Company's fiscal year ends on the close of business on the last Saturday in September of each year. The year ended September 30, 2006 ("2006") was comprised of 53 weeks, while the years ended September 24, 2005 ("2005") and September 25, 2004 ("2004") were comprised of 52 weeks. Each of the Company's first three quarters ends on the last day of the calendar month.

Industry Segment Information

Based on qualitative and quantitative criteria established by Statement of Financial Accounting Standards (SFAS) No. 131 (SFAS No. 131), *Disclosures about Segments of an Enterprise and Related Information* , the Company has determined that it operates within one reportable segment, which is the wholesale distribution of building materials.

Inventories and Rebates

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market. Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors typically provide for monthly, quarterly and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved, generally related to a specified cumulative level of calendar-year purchases.

The Company accounts for such rebates as a reduction of the prices of the vendor's inventory until the product is sold, at which time such rebates reduce cost of sales in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements as of September 30, 2006 and September 24, 2005 totaled $27.4 and $16.5 million, respectively, and are included in "Prepaid expenses and other assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair market value as of the date of the acquisition and depreciated utilizing the straight-line method over the remaining lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Buildings and improvements	10 to 40 years
Equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of the estimated useful life or the term of the lease, considering renewal options expected to be exercised.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commissions (SEC) Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements,* as amended by Staff Accounting Bulletin 104. The SEC requires that the following four basic criteria must be met before the Company recognizes revenue:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

The Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point.

The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon notification of delivery from the vendor in accordance with Emerging Issues Task Force (EITF) No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.*

The Company also provides certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 2% of the Company's sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery.

Shipping and Handling Costs

The Company classifies shipping and handling costs, consisting of driver wages and vehicle expenses, as operating expenses in the accompanying consolidated statements of operations. Shipping and handling costs were approximately $73,534 in 2006, $40,043 in 2005, and $34,250 in 2004.

Interest Rate Collars

The Company enters into interest rate collars from time to time to manage its interest rate exposure. These derivatives, which are not formal hedges, are adjusted to fair value through income as an adjustment to interest expense.

Warrant Derivative Liabilities

Prior to redemption on September 28, 2004, the Company had warrants outstanding that included a "put" feature, which allowed the holder to require a fair market value cash settlement at a fixed date. The Company accounted for the warrant derivatives in accordance with EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*. The warrant derivatives were included as a liability and valued at fair market value until the warrants were redeemed.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's accounts receivable are principally from customers in the building industry located in the United States and Canada. Concentration of credit risk with respect to accounts receivable, however, is limited due to the large number of customers comprising the Company's customer base. The Company performs credit evaluations of its customers; however, the Company's policy is not to require collateral. At September 30, 2006 and September 24, 2005, the Company had no significant concentrations of credit risk.

Approximately 66% of the Company's inventory purchases were from 12 vendors in 2006 and 2005, and 10 vendors in 2004.

Impairment of Long-Lived Assets

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. If such assets are considered to be impaired, the impairment to be recognized is the total by which the carrying amounts of the assets, if any, exceed the fair values determined using a discounted cash flow model.

Amortizable and Other Intangible Assets

Under the provisions of SFAS No. 142, the Company amortizes identifiable intangible assets consisting of non-compete agreements, customer relationships and deferred financing costs because these assets have finite lives. Non-compete agreements are generally amortized over the terms of the associated contractual agreements, customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers, and deferred financing costs are amortized over the lives of the associated financings. Trademarks are not amortized because they have indefinite lives. The

Company evaluates its trademarks for impairment on an annual basis based on the fair value of the underlying assets.

Goodwill

Goodwill is not amortized and represents the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired.

Under SFAS No.142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators, which would cause the Company to test goodwill for impairment between annual tests, include a significant change in the business climate, significant unexpected competition, significant deterioration in market share, and/or or a loss of key personnel.

The Company determines fair value using a market approach to value its business, which consists of one reporting unit (i.e. distribution of building materials). Prior to the Company's IPO, the Company's market approach involved applying an appropriate market multiple to operating performance for the trailing twelve-month period. As the Company's common stock is now publicly traded, the Company believes its stock price is the best indicator of its market value.

If circumstances change or events occur to indicate that the Company's fair market value has fallen below book value, the Company will compare the estimated fair value of goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, the Company will recognize the difference as an impairment loss in operating income.

Early Extinguishment of Debt

Under the provisions of SFAS No. 145, the loss of $915 on early retirement of debt in 2005 was classified within other expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

Effective September 25, 2005, the Company adopted SFAS No. 123R, *Share-Based Payments* , using the modified-prospective transition method. Prior to 2006, the Company accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations* . As a result, no compensation expense was previously recognized for stock options granted to employees after the Company's IPO, except for the 2005 amortization of deferred compensation, because all such stock options granted had exercise prices equal to the market value of the Company's stock on the date of the grant.

Under the modified-prospective transition method, compensation expense recognized in 2006 included: (a) compensation cost for all unvested share-based awards granted prior to September 25, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, *Accounting For Stock-Based Compensation,* and (b) compensation cost for all share-based awards granted subsequent to September 24, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123R. Results of prior periods have not been restated. SFAS No. 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The impact of estimating forfeitures upon adoption was not material. In addition, SFAS No. 123R requires the Company to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The excess tax benefit classified as a financing activity of $5.6 million would have been classified as an operating inflow if the company had not adopted SFAS No. 123R.

Compensation cost arising from stock options granted to employees and non-employee directors is recognized as expense using the straight-line method over the vesting period. As of September 30, 2006, there was $4.8 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 2.1 years. As a result of adopting SFAS No. 123R, the Company recorded stock-based compensation expense of $3.2 million ($2.0 million net of tax), or $0.05 per basic share and $0.04 per fully-diluted share, in 2006. Included in this total stock-based compensation expense was incremental expense of $2.1 million ($1.3 million net of tax) for options granted during 2006.

The following table illustrates the effect on net income (loss) and earnings (loss) per share for 2005 and 2004 as if the Company's stock-based compensation had been determined based on the fair value at the grant dates for awards made prior to 2006, in accordance with SFAS No. 123:

	Year Ended	
	September 24, 2005	September 25, 2004
Net income (loss), as reported	$32,917	$(15,355)
Add: stock-based compensation, net of tax	414	6,814
Less: stock-based compensation expense determined under fair value method, net of tax	(1,258)	(1,088)
Pro forma net income (loss)	$32,073	$ (9,629)
Net income (loss) per share, as reported:		
Basic	$ 0.83	$ (0.57)
Diluted	$ 0.80	$ (0.57)
Net income (loss) per share, pro forma:		
Basic	$ 0.81	$ (0.36)
Diluted	$ 0.78	$ (0.36)

The fair values of the options under SFAS No. 123R in 2006 and for the pro forma disclosures under SFAS No. 123 in 2005 and 2004 were estimated at the date of the grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		
	September 30, 2006	September 24, 2005	September 25, 2004
Dividend yield	0.00%	0.00%	0.00%
Expected lives of options (years)	5.00	5.00	5.00
Risk-free interest rate	4.61%	3.72%	3.10%
Expected volatility	45%	45%	45%
Weighted average fair value of options granted	$9.08	$5.37	$2.47

Expected lives of the options granted and expected volatilities are based on the expected lives and historical volatilities of the stocks of comparable public companies and other factors. Estimated annual forfeiture rates of 0.0 – 8.0% were utilized in valuing the options granted in 2006.

Prior to the IPO, the Company had the right, upon termination of employment with cause or upon resignation, to repurchase at the lower of cost or fair value certain shares of common stock that had been issued to employees and shares issuable upon exercise of certain stock options. The Company determined that these awards were performance based and therefore recognized a charge for the intrinsic value of the award of $9,023 in 2004. See also "Deferred Compensation" below.

Deferred Compensation

Deferred compensation represented the excess of fair market value over the exercise price of options to purchase common stock granted to employees and amounts associated with shares sold to employees at less than fair market value. Such amounts were amortized over the vesting period of the related awards. During 2004 and 2003, the Company granted options to purchase common stock with an exercise price below fair value and issued common stock at below fair value resulting in the recognition of deferred compensation of $1,966, which was amortized over their respective vesting periods of 21 months and 33 months. Upon the Company's IPO, the Company amortized $201 due to the accelerated vesting of certain options.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with SFAS No. 130, *Reporting Comprehensive Income* (SFAS No. 130). SFAS No. 130 establishes rules for the reporting and display of comprehensive income (loss) and its components. Accumulated other comprehensive income (loss) as of September 30, 2006 and September 24, 2005 consisted entirely of foreign currency translation amounts.

Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, *Earnings per Share* (SFAS No. 128). Under the provisions of SFAS No. 128, basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options.

The following table reflects the calculation of weighted average shares outstanding, adjusted for the 2006 stock split (Note 3), for each period presented:

	Year Ended		
	September 30, 2006	September 24, 2005	September 25, 2004
Weighted-average common shares outstanding for basic	42,903,279	39,716,933	26,857,805
Dilutive effect of employee stock options	1,141,490	1,402,011	—
Weighted-average shares assuming dilution	44,044,769	41,118,944	26,857,805

For 2004, options to purchase 2,862,538 shares of Common Stock and warrants to purchase 4,259,906 shares of Common Stock, adjusted for the stock split, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

Fair Value of Financial Instruments

Financial instruments consist mainly of cash, accounts receivable, accounts payable, borrowings under the Company's revolving lines of credit and long-term debt. At September 30, 2006 and September 24, 2005, the carrying amounts of these instruments approximated their fair values.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, Beacon Roofing Supply Canada Company ("BRSCC"), are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. Net translation gains or losses are recorded directly to a separate component of stockholders' equity. Foreign currency transactions were minimal and gains and losses were not material for any of the periods presented. The Company has inter-company debt from BRSCC, which has been considered as long-term for financial reporting purposes since repayment is not planned or anticipated in the foreseeable future. In addition, during 2006 the Company executed a $4 million short-term note with BRSCC, which was subsequently repaid after year-end.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and provides guidance on how any tax reserves should be classified in a balance sheet. FIN 48 is effective for the Company in the fiscal year beginning September 30, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated financial statements.

3. Common Stock

Initial Public Offering

On September 21, 2004, the SEC declared the Company's new stock registration effective. On September 22, 2004, the Offering was completed, with public trading of the Company's stock commencing on September 23, 2004. The Offering was settled on September 28, 2004, subsequent to the Company's fiscal 2004 year-end date. The Offering was for 8,500,000 shares (prior to the three-for-two stock split in June 2006 discussed below) at a pre-split price to the public of $13.00 per share. After the underwriters' discount of $7,735, net proceeds to the Company were $102,765, which the Company received on September 28, 2004. The Company also had prepaid $2,468 of transaction costs and received $2,584 from the Company's warrant holders as a reimbursement of a portion of the underwriters' discount. The net proceeds were used to redeem 2,839,937 warrants for $34,335 and repay junior subordinated notes payable of $18,527 (including a debt discount of $915 and accrued interest) and subordinated notes payable to related parties of $29,464, with the remainder of $20,555 used to repay borrowings under the Company's revolving lines of credit.

Prior to the Offering, the Company effected a 4,550-for-1 stock split of its Class A Common Stock in the form of the issuance of a dividend on the Company's Common Stock equal to 4,549 shares of Common Stock for each share of Class A Common Stock outstanding. The Company also reclassified Class A Common Stock into Common Stock, eliminated the Class B Common Stock, increased the number of authorized shares of Common Stock to 100,000,000, and created 5,000,000 shares of undesignated Preferred Stock, par value $.01 per share. All share and per share amounts in the accompanying consolidated balance sheets and statements of operations have been restated for all periods to give retroactive effect to the 2006 stock split discussed below.

In connection with the Offering, the Company also terminated its management agreement with its largest stockholder. In addition, the Company's rights under certain securities agreements to repurchase, at the lower of cost or fair value, Common Stock issued to employees were terminated effective with the IPO in 2004 and a charge of $9,023 was recorded for stock-based compensation in 2004.

Secondary Offering

On December 16, 2005, the Company sold two million shares of common stock in a public offering at $27.50 per share (prior to the three-for-two stock split discussed below). Selling stockholders also sold shares in the offering. The net proceeds to the Company from this offering, after all associated expenses, totaled approximately $51.6 million and were used for the pay down of revolver borrowings. The Company did not receive any proceeds from the sales by the selling stockholders.

Three-for-Two Stock Split

In May 2006, the Company's Board of Directors declared a three-for-two common stock split, which was paid in the form of a stock dividend on June 12, 2006 to the stockholders of record at the close of business on May 31, 2006. Accordingly, all share and per share data and the related capital amounts for all periods presented reflect the effects of this split, except for items that are otherwise designated. In addition, the Company's treasury stock was retired in May 2006.

4. Goodwill, Intangibles and Other Assets

Goodwill was $289,282 and $108,553 at September 30, 2006 and September 24, 2005, respectively, of which $214.7 and $99.7 million, respectively, are deductible for income tax purposes. The Company's goodwill balance increased by $180,729 in 2006 due to an addition of $180,186 from the acquisitions described in Note 5 and $543 from foreign currency translation. In 2005, goodwill increased by $14,391 due to an addition of $13,466 from acquisitions and $925 from foreign currency translation.

Intangibles and other assets, included in other long-term assets, consist of the following:

	September 30, 2006	September 24, 2005
Amortizable intangible assets		
Non-compete agreememts	$ 1,638	$ 590
Customer relationships	58,096	2,844
Beneficial lease arrangements	610	—
Deferred financing costs	5,109	2,784
	65,453	6,218
Less: accumulated amortization	11,531	2,064
	53,922	4,154
Unamortizable trademarks	9,750	9,750
Other assets	2,000	—
Total other intangible assets	$65,672	$13,904

Amortization expense related to intangible assets amounted to approximately $9,671, $1,206, and $38 in 2006, 2005, and 2004, respectively. The intangible lives range from one to fifteen years and the weighted average remaining life was 13.2 years at September 30, 2006. Estimated future annual amortization amounts for the above intangible assets as of September 30, 2006 were $10,691, $8,906, $7,263, $5,698, $4,617, and $16,746 for 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

5. Acquisitions

Roofing and Sheet Metal Supply, Inc.

On August 30, 2006, the Company purchased certain assets of Roofing & Sheet Metal Supply, Inc. ("RSM"), a Tulsa, Oklahoma-based distributor of residential and commercial roofing products with locations in Tulsa, Oklahoma, Joplin, Missouri and in Springdale and Fort Smith, Arkansas. This purchase was funded through our U.S. revolving line of credit. A total of $1.0 million of cash remains in escrow for post-closing indemnification claims and is included in other long-term assets. RSM had net sales of $33 million (unaudited) for the year ended November 30, 2005. The Company has included the results of operations for RSM from the date of acquisition and applied preliminary purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $15.5 million as follows (in 000's):

Net assets	$ 3,448
Customer relationships	6,739
Goodwill	15,455
Purchase price	$25,642

Roof Depot, Inc.

On August 25, 2006, the Company purchased certain assets of Roof Depot, Inc. ("Roof Depot"), a Minnesota-based distributor of residential and commercial roofing and other related building products with locations in Minneapolis and Stillwater, Minn. This purchase was funded through the Company's U.S. revolving line of credit. A total of $1.0 million of cash remains in escrow for post-closing indemnification claims and is included in other long-term assets. Roof Depot had net sales of $31 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Roof Depot from the date of acquisition and applied preliminary purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $4.0 million as follows (in 000's):

Net assets	$10,225
Customer relationships	3,863
Goodwill	4,010
Purchase price	$18,098

Mississippi Roofing Supply, Inc., Sunbelt Supply LLC, & Alabama Roofing Supply LLC

On January 17, 2006, the Company purchased certain assets of Mississippi Roofing Supply, Inc., Sunbelt Supply LLC, & Alabama Roofing Supply LLC (together the "Supply Companies"), three affiliated distributors of roofing and other building products with two locations in Alabama and one in Mississippi. This purchase was funded through the Company's U.S. revolving line of credit. A total of $0.8 million of cash remains in escrow at September 30, 2006 for indemnification claims and is included in other current assets. The Supply Companies had combined net sales of $76 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for the Supply Companies from the date of acquisition. The purchase price has been adjusted for the preliminary financial performance for the year ended December 31, 2005. We have applied preliminary purchase accounting, which, along with certain purchase price adjustments for the final working capital levels and the 2005 financial results, resulted in recorded goodwill of $53.5 million as follows (in 000's):

Net assets	$ 7,754
Non-compete	315
Customer relationships	7,825
Goodwill	53,531
Purchase price	$69,425

C&S Roofing Materials, Inc. D/B/A Pacific Supply Company

On January 10, 2006, the Company purchased certain assets of C&S Roofing Materials, Inc. D/B/A Pacific Supply Company ("Pacific"), a distributor of roofing and other building products with four locations located in Orange and Los Angeles counties in California. This purchase was funded through the Company's U.S. revolving line of credit. A total of $2.0 million of cash remains in escrow for post-closing indemnification claims and is included in other current assets. Pacific had net sales of $53 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Pacific from the date of acquisition and applied preliminary purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $26.7 million as follows (in 000's):

Net assets	$ 6,740
Non-compete	181
Customer relationships	9,700
Goodwill	26,669
Purchase price	$43,290

SDI Holding, Inc.

On October 14, 2005, the Company purchased 100% of the outstanding stock of SDI Holding, Inc. ("Shelter"), a distributor of roofing and other building products with 51 branches in 14 states at the time of the acquisition. This purchase was funded through the Company's U.S. revolving line of credit. Based upon Shelter's final performance for the 2005 calendar year, the sellers qualified for an earn-out payment of $6.4 million, which was paid in June 2006. Shelter had net sales of $342.4 million (unaudited) for the year ended December 31, 2005. The Company has included the results of operations for Shelter from the date of acquisition and applied preliminary purchase accounting, which, along with certain purchase price adjustments, resulted in recorded goodwill of $78.1 million as follows (in 000's):

Accounts receivable	$ 48,351
Inventories	53,108
Property and equipment	15,317
Other assets	17,271
Accounts payable and accrued expenses	(57,042)
Other liabilities	(8,976)
Beneficial leases	610
Non-compete	842
Customer relationships	25,852
Goodwill	78,122
Purchase price	$173,455

Supplemental Pro Forma Information—Unaudited

The unaudited pro forma summary information below for the years ended September 30, 2006 and September 24, 2005, give effect to the acquisition of Shelter as if the acquisition had occurred at the beginning of those periods and is after giving effect to certain adjustments, including amortization of the intangible assets subject to amortization, interest expense incurred as a consequence of the increased borrowings under our credit facility, and related income taxes. The aggregate impact of the inclusion of Pacific, the Supply Companies, Roof Depot and RSM on the pro forma net income and net income per share presented below was not material and therefore has not been presented. Had the impact from those acquired companies been included in the pro forma net sales below, total pro forma net sales (unaudited) would have been $1,630.5 and $1,342.4 million for the years ended September 30, 2006 and September 24, 2005, respectively. The unaudited pro forma summary information is not necessarily indicative of the financial results that would have occurred if the Shelter acquisition had been consummated at the beginning of those periods, nor is it necessarily indicative of the financial results which may be attained in the future.

The pro forma summary information is based upon available information and upon certain assumptions that the Company's management believes are reasonable. As mentioned above, the Shelter acquisition is being accounted for using the purchase method of accounting. The allocation of the purchase price is preliminary. Final amounts could differ from those reflected in the pro forma summary information and such differences could be significant.

	Year Ended	
	September 30, 2006	September 24, 2005
	(Dollars in thousands, except per share data) Unaudited	
Net Sales	$1,516,459	$1,163,962
Net Income	$ 48,771	$ 31,841
Net income per share:		
Basic	$ 1.14	$ 0.80
Diluted	$ 1.11	$ 0.77

Other Recent Acquisitions

On December 15, 2004, the Company purchased 100% of the outstanding stock of JGA Corp. ("JGA"), a distributor of roofing and other building products with eight branches in Georgia and Florida at the time of our acquisition. The purchase price of $30.4 million was funded through the Company's U.S. revolving line of credit. A total of $1.3 million of cash remains in escrow for post-closing indemnification claims and is included in other current assets. JGA had net sales of $74 million (unaudited) for the year ended December 31, 2003. The Company has included the results of operations for JGA from the date of acquisition and applied purchase accounting, which resulted in recorded goodwill of $9.7 million and $11.4 million of other intangible assets.

On November 23, 2005, the Company purchased certain assets of Easton Wholesale Company, Inc. ("Easton"), a distributor of building products located in Easton, Maryland. On September 1, 2005, the Company purchased certain assets of Commercial Supply, Inc. ("CSI"), a distributor of building products located in western Massachusetts. On April 26, 2005, the Company purchased certain assets of Insulation Systems, Inc. of Virginia ("ISI"), a distributor of roofing and other building products with two branches in Virginia. The total combined purchase cost of these acquisitions was $13.6 million.

Pro forma information has not been provided for these acquisitions since the impact to the financial statements was not material individually or in the aggregate.

6. Property and Equipment, net

Property and equipment, net, consist of the following:

	September 30, 2006	September 24, 2005
Land	$ 2,124	$ 1,752
Buildings and leasehold improvements	13,175	10,653
Equipment	74,875	42,607
Furniture and fixtures	8,583	4,510
	98,757	59,522
Less: accumulated depreciation and amortization	39,466	27,755
	$59,291	$31,767

7. Accrued Expenses

The significant components of accrued expenses are as follows:

	September 30, 2006	September 24, 2005
Inventory receipts	$18,241	$11,285
Employee-related	19,555	11,787
Income taxes	6,506	—
Customer incentives	4,659	2,264
Other	9,758	3,810
	$58,719	$29,146

8. Financing Arrangements

Senior Notes Payable

Senior notes payable consisted of the following:

	September 30, 2006	September 24, 2005
Senior notes payable to commercial lenders, due in varying quarterly payments of principal, plus required prepayment amounts and interest at the bank prime rate plus 0.50% or LIBOR plus 1.75% (7.24% at September 30, 2006) through October 2010	$27,441	$14,308
Senior notes payable to commercial lenders, due in equal quarterly payments of principal, plus interest at the bank prime rate plus 1.50% or LIBOR plus 2.75% (8.16% at September 30, 2006) through October 2010	45,341	11,688
	72,782	25,996
Less current portion	3,500	5,840
	$69,282	$20,156

The current portion shown above as of September 30, 2006 is the amount due within a year under the New Credit Facility discussed below.

Senior Secured Credit Facilities

The credit facilities in place prior to the New Credit Facility discussed below, were scheduled to mature on October 14, 2010 and consisted of a $280.0 million U.S. revolving line of credit and a $C15 million Canadian revolving line of credit, commonly referred to as revolvers, and initial term loans totaling $80.0 million. The facilities provided for a cash receipts lock-box arrangement that gave the Company sole control over the funds in lock-box accounts, unless excess availability was less than $10 million or an event of default occurs, in which case the senior secured lenders would have had the right to take control over such funds and to apply such funds to repayment of the senior debt.

As of September 30, 2006, there was $229.8 million outstanding and $46.3 million available for borrowing under the revolvers. We also had $4.5 million of outstanding standby letters of credit. The outstanding revolver borrowings at September 30, 2006 carried a weighted-average interest rate of 6.97%, were refinanced under the New Credit Facility below and, accordingly, have been classified as long-term debt. The outstanding revolver borrowings at September 24, 2005 carried a weighted-average interest rate of 5.94% and were classified as long-term debt as well since the amounts were expected to be outstanding for greater than one year.

Interest on borrowings under the U.S. facilities was payable at the Company's election at either of the following rates:

- an index rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.25% to 1.50%, or
- the current LIBOR Rate plus a margin ranging from 1.50% to 2.75%.

Interest under the Canadian facility was payable at the Company's election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in the Globe and Mail and (2) the 30-day BA Rate plus 1.25%) plus 0.50%, or
- the BA rate as described in the Canadian facility plus 1.75%.

Substantially all Company assets, including the capital stock and assets of wholly-owned subsidiaries, secured obligations under these senior secured credit facilities. The senior secured credit facilities had certain operating and financial covenants and numerous restrictive covenants. As of September 30, 2006, the Company was in compliance with all covenants.

New and Expanded Credit Facilities

On November 2, 2006, the Company closed on an amended and restated, seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "New Credit Facility"). The New Credit Facility refinanced the above credit facilities that also were provided through GE Antares. The New Credit Facility provides the Company with lower interest rates and available funds for future acquisitions and ongoing working capital requirements. In addition, the New Credit Facility increases the total allowable equipment financing and/or capital lease financing to $35 million. The New Credit Facility also provides for the same lock-box arrangement as under the replaced credit facilities above.

The New Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and a $350 million term loan (the "Term Loan"). The Term Loan has required amortization of 1% per year, payable in quarterly installments of approximately $0.9 million, and the remainder is due in 2013. The New Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding

Company. The New Credit Facility may also be expanded by up to an additional $200 million under certain conditions.

The US Revolver carries an interest rate of LIBOR plus 1% and the Term Loan carries an interest rate of LIBOR plus 2%. Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation.

Equipment Financing Facility

The Company has an equipment financing facility that allows for the financing of purchased transportation and material handling equipment. The facility provided the Company with $3.4 million of remaining availability as of September 30, 2006. There was $10.3 million of equipment financing loans outstanding at September 30, 2006, with fixed interest rates ranging from 4.7% to 7.4%.

Other Information

The Company made interest payments under all financing arrangements totaling $18,463 in 2006, $5,185 in 2005, and $7,371 in 2004.

Annual principal payments for all outstanding borrowings for each of the next five years and thereafter as of September 30, 2006, after consideration of the refinancing discussed above, were as follows:

Fiscal year	Senior Secured Credit Facility	Equipment Financing & Other	Total
2007	$ 3,500	$ 3,157	$ 6,657
2008	3,500	4,061	7,561
2009	3,500	1,797	5,297
2010	3,500	1,917	5,417
2011	3,500	1,864	5,364
Thereafter	285,034	971	286,005
Subtotal	302,534	13,767	316,301
Less current portion	3,500	3,157	6,657
Total long-term debt	$299,034	$10,610	$309,644

9. Warrant Derivatives

In connection with the issuance of senior debt in 1997, the Company issued warrants to purchase 737,837 shares of Class B Common Stock at less than $0.01 per share, exercisable through August 2007. The Company also issued warrants to purchase 1,487,850 and 614,250 shares of Class A Common Stock at $.01 per share, exercisable through September 2008, in connection with the issuance of junior subordinated notes payable in September 2000 and June 2001, respectively.

The Company allocated from the debt proceeds an aggregate of $4,669 to the value of the warrants based upon the Company's assessment of fair market value on the dates of issuance and that allocation was amortized to interest expense over the term of the notes. Each warrant included a "put" feature which allowed the holder to receive a cash settlement equivalent to the difference between the fair market value of the Company's common stock and the exercise price of the warrant. The put feature was available any time from five years after the date of the issuance of the warrant or upon the occurrence of certain events, including a change in control, qualified initial public offering or repayment of over 50% of the related debt outstanding.

The Company valued the warrant derivatives using the fair market value of the Company's common stock adjusted for lack of marketability, when applicable. The aggregate liability for the derivatives was $34,335 at September 25, 2004. The relevant assumptions included in the calculations were discounts ranging from 0% to 20% for 2004.

On July 30, 2004, holders of all warrants agreed to a cash settlement upon the effectiveness of the IPO at the IPO price. The holders also agreed to reimburse the Company for certain costs incurred in connection with the IPO. At September 25, 2004, the Company valued the warrants at its IPO price of $13.00, net of the associated underwriters' discount of 7% or $0.91. At September 25, 2004, the entire derivative liability of $34,335 was currently due and was paid in full on September 28, 2004.

In computing earnings per share for 2004, the Company assumed the warrants would be settled in cash since the impact is more dilutive than the exercise of the warrants.

10. Leases

The Company operates in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes. The Company leases three buildings from its Chairman for an aggregate of approximately $0.6 million in 2006, $0.5 million in 2005 and $0.4 million in 2004. The Company believes that the terms of these leases approximate fair value.

At September 30, 2006, the minimal rental commitments under all non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

Year ending September	
2007	$19,596
2008	17,037
2009	14,702
2010	11,852
2011	6,829
Thereafter	21,338
Total minimum lease payments	$91,354

Rent expense was $17,817 in 2006, $9,608 in 2005 and $7,922 in 2004.

11. Stock Options and Common Stock

Stock Option Plans

The Company is currently making stock-based awards under its 2004 Stock Plan, which was adopted on September 21, 2004. The 2004 Stock Plan allows for the granting of up to 3.3 million shares of Common Stock in the form of stock options or stock awards to key employees and members of the Board of Directors. The key terms of the grants are determined by the Company's Board of Directors.

The 1998 Stock Plan allowed for the granting of options to purchase up to 3.1 million shares of Common Stock. Options were generally allowed to be exercised beginning 18 months after the date of grant and will terminate ten years from the grant date. No further awards will be made under the 1998 Stock Plan.

In the event of a change in control of the Company, all outstanding options are immediately vested.

Information regarding the Company's stock options, adjusted for the 2006 stock split, is summarized below (not in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in Millions)
Outstanding at September 27, 2003	1,916,460	$ 1.23		
Granted	983,616	2.52		
Canceled	(37,538)	1.81		
Outstanding at September 25, 2004	2,862,539	1.67		
Granted	613,500	12.13		
Exercised	(479,378)	1.31		
Canceled	(44,663)	6.77		
Outstanding at September 24, 2005	2,951,999	3.83		
Granted	723,653	19.91		
Exercised	(848,416)	1.83		
Canceled	(26,577)	16.61		
Outstanding at September 30, 2006	2,800,659	$ 8.47	7.2	$33.6
Vested or Expected to Vest at September 30, 2006	2,738,228	$ 8.33	7.2	$32.8
Exercisable at September 30, 2006	1,785,184	$ 3.32	6.3	$30.2

There were options available for grants to purchase 1,988,682 shares of Common Stock under the 2004 Stock Plan at September 30, 2006. The weighted-average grant date fair values of stock options granted during 2006, 2005 and 2004 were $9.08, $5.35 and $2.52, respectively. The intrinsic value of stock options exercised during 2006 and 2005 was $16.6 million and $7.0 million, respectively. At September 30, 2006, the Company had $8.2 million of excess tax benefits available for potential deferred tax write-offs related to option accounting.

Details regarding options to purchase common stock outstanding as of September 30, 2006 are as follows:

	Weighted Range of Options Outstanding	Average Exercise Prices	Contractual Life in Years	Options Exercisable
	267,870	$ 0.30 - $0.85	2.8	267,870
	1,238,578	$ 1.4 - $2.333	6.6	1,238,578
	492,708	$ 8.6 - $11.877	8.1	204,236
	643,003	$12.9 - $18.633	9.0	74,500
	158,500	$22.16 - $2.177	9.5	—
Totals	2,800,659			1,785,184

Special CEO Options Grant

The Company granted stock options to its President and Chief Executive Officer (CEO) in October 2003 under an executive securities agreement. The grant included options to purchase 505,050 shares of common stock at fair value and was scheduled to vest over two years. In January 2004, the Company and the CEO amended the special purchase option agreement to increase the number of shares that could be purchased under the options to 612,366 shares. Such amendment did not change the exercise price, contractual term or vesting of the original award. Under this grant, the exercise price must be paid in cash, unless the Company permits otherwise. The options expire on October 20, 2013 and became fully vested after the completion of the Company's IPO. These options were not granted under the Company's 1998 Stock Plan or 2004 Stock Plan. Options to purchase 150,000 shares under this grant were exercised in December 2005 at the time of the Company's secondary stock offering, leaving 462,366 options outstanding under the special CEO grant at September 30, 2006.

Common Stock

As mentioned in Note 2, prior to the IPO the Company had the right, upon termination of employment with cause or upon resignation, to repurchase at the lower of cost or fair value, certain shares of common stock that had been issued to employees and shares issuable upon exercise of certain stock options.. The Company determined that these awards were performance based and therefore recognized a charge for the intrinsic value of the award of $9,023 in 2004. All compensation expense related to these awards related to selling, general and administrative activities.

The Company included these awards in earnings per share calculations since the holders of the shares were entitled to participate in any dividends.

12. Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service (one year of service for 2005 and prior) and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 100% (15% for 2005 and prior) of his or her compensation through payroll deductions, not to exceed the annual limit set by law ($15,000 for 2006). The Company currently matches the first 50% of participant contributions limited to 6% of a participant's gross compensation (maximum Company match is 3%). All Company contributions are subject to management's discretion. The expense for this plan was $4,579 in 2006, $3,387 in 2005 and $3,131 in 2004.

The Company also contributes to an external pension fund for certain of its employees who belong to a local union. Annual contributions were $82, $74, and $78 in 2006, 2005, and 2004, respectively.

13. Income Taxes

The income tax provision consists of the following:

	Fiscal year		
	2006	2005	2004
Current:			
Federal	$24,488	$15,025	$ 7,968
Foreign	2,510	2,335	896
State	6,035	3,720	2,205
	33,033	21,080	11,069
Deferred:			
Federal	(1,212)	730	(554)
Foreign	39	19	(143)
State	(331)	147	(243)
	(1,504)	896	(940)
	$31,529	$21,976	$10,129

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Fiscal Year		
	2006	2005	2004
Federal income taxes at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	4.59	4.58	(24.41)
Non-deductible warrant derivative	—	—	(167.52)
Foreign income tax rate differential	0.13	—	(9.38)
Non-deductible stock-based compensation	—	—	(16.96)
Non-deductible meals and entertainment	0.35	0.33	(3.12)
Other	(1.07)	0.12	(7.43)
Total	39.00%	40.03%	(193.82)%

The components of the Company's deferred taxes are as follows:

	September 30, 2006	September 24, 2005
Deferred tax liabilities:		
Excess tax over book depreciation and amortization	$21,737	$13,683
Other	251	—
	21,988	13,683
Deferred tax assets:		
Deferred compensation	3,152	2,862
Allowance for doubtful accounts	2,459	1,623
Accrued vacation & other	1,340	394
Foreign tax credit carryover	94	111
Inventory valuation	6,824	2,142
	13,869	7,132
Net deferred income tax liabilities	$ 8,119	$ 6,551

The Company made tax payments of $19,296 in 2006, $19,843 in 2005, and $13,769 in 2004. In 2006 and 2005, the Company had reductions in income taxes payable of $6,566 and $2,060, respectively, as a result of stock option exercises.

The Company has operations in 31 U.S. states and three provinces in Canada and is subject to tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimate of taxes payable in the accompanying financial statements. Additional taxes are reasonably possible, however the amounts cannot be estimated at this time.

14. Related-Party Transactions

As mentioned in Note 10, the Company leases three buildings from its Chairman for an aggregate of approximately $0.6 million in 2006, $0.5 million in 2005 and $0.4 million in 2004. The Company paid management fees in the amount of $300 in 2004 to its former largest stockholder.

Holders of warrant derivative liabilities valued at approximately $4.1 million at September 25, 2004 consisted of the Company's principal investor, Code Hennessy & Simmons III, L.P., and certain management stockholders.

The Company believes all related-party transactions are at arms-length and reflect the fair market value for services rendered to the Company.

15. Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. Potential loss contingencies include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. In connection with its acquisitions, the Company has been indemnified for any and all known environmental liabilities as of the respective dates of acquisition. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation from time to time in the ordinary course of business, however the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity.

16. Geographic and Product Data

In accordance with the enterprise-wide disclosure requirements of SFAS No. 131, the Company's geographic and product information is as follows:

	Year Ended								
	September 30, 2006			September 24, 2005			September 25, 2004		
	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income (loss) before taxes	Property and Equipment, net
U.S.	$1,397,155	$73,779	$52,767	$762,640	$48,204	$25,674	$585,804	$(7,319)	$20,087
Canada	103,482	7,061	6,524	88,288	6,689	6,093	67,105	2,093	5,014
Total	$1,500,637	$80,840	$59,291	$850,928	$54,893	$31,767	$652,909	$(5,226)	$25,101

Net revenues to external customers by product group:

	Year Ended		
	September 30, 2006	September 24, 2005	September 25, 2004
Residential roofing products	$ 731,704	$346,293	$268,780
Non-residential roofing products	448,042	305,604	223,233
Complementary building products	320,891	199,031	160,896
Total	$1,500,637	$850,928	$652,909

17. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consisted of the following:

Fiscal Year	Balance at beginning of year	Provision Additions	Write-offs	Balance at end of year
September 30, 2006	4,104	4,656	(3,740)	5,020
September 24, 2005	2,958	3,331	(2,185)	4,104
September 25, 2004	2,322	2,738	(2,102)	2,958

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

1. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30 2006. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2006, our disclosure controls and procedures were (1) designed to ensure that material information relating to Beacon Roofing Supply, Inc., including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

The management of Beacon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Beacon's internal control system was designed to provide reasonable assurance to Beacon's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of Shelter Distribution Inc. and Beacon Pacific, Inc., which includes the accounts of SDI Holding, Inc., Roofing & Sheet Metal Supply, Inc., Roof Depot, Inc. and C&S Roofing Materials, Inc., which were acquired in 2006 and included in our 2006 consolidated financial statements. These acquired companies constituted 40.6% and 2.3% of total and net assets, respectively, as of September 30, 2006, and 28.4% and 13.3% of revenues and net income, respectively, for the year then ended.

Beacon's management assessed the effectiveness of the Company's internal controls over financial reporting as of September 30, 2006. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of September 30, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Beacon's Independent Registered Public Accounting Firm has issued a report on our assessment of the Company's internal control over financial reporting. This report appears below.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Beacon Roofing Supply, Inc. maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Beacon Roofing Supply, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shelter Distribution Inc. and Beacon Pacific, Inc., which includes the accounts of SDI Holding, Inc., Roofing & Sheet Metal Supply, Inc., Roof Depot, Inc. and C&S Roofing Materials, Inc., which were acquired in 2006 and included in the 2006 consolidated financial statements of Beacon Roofing Supply, Inc. These acquired companies constituted 40.6% and 2.3% of total and net assets, respectively, as of September 30, 2006, and 28.4% and 13.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Beacon Roofing Supply, Inc. also did not include an evaluation of the internal control over financial reporting of Shelter Distribution, Inc. and Beacon Pacific, Inc., which includes the accounts of SDI Holding, Inc., Roofing & Sheet Metal Supply, Inc., Roof Depot, Inc. and C&S Roofing Materials, Inc.,which were acquired in 2006 and included in the 2006 consolidated financial statements of Beacon Roofing Supply, Inc.

In our opinion, management's assessment that Beacon Roofing Supply, Inc. maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Beacon Roofing Supply, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Beacon Roofing Supply, Inc. as of September 30, 2006 and September 24, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 and our report dated December 11, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
December 11, 2006

(c) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

We have no information to report pursuant to Item 9B.

PART III

This part of our Form 10-K, which includes Items 10 through 14, is omitted because we will file definitive proxy material pursuant to Regulation 14A not more than 120 days after the close of our year-end, which proxy material will include the information required by Items 10 through 14 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements of our Company and Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of September 30, 2006 and September 24, 2005
- Consolidated Statements of Operations for the years ended September 30, 2006, September 24, 2005, and September 25, 2004
- Consolidated Statements of Stockholders' Equity for the years ended September 30, 2006, September 24, 2005, and September 25, 2004.
- Consolidated Statements of Cash Flows for the years ended September 30, 2006, September 24, 2005, and September 25, 2004
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes thereto.

(3) Exhibits

Exhibits are set forth on the attached exhibit index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACON ROOFING SUPPLY, INC.
(REGISTRANT)

By: /s/ DAVID R. GRACE
David R. Grace
Chief Financial and Accounting Officer

Date: December 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ ROBERT R. BUCK Robert R. Buck	President, Chief Executive Officer and Director	December 14, 2006
/s/ ANDREW R. LOGIE Andrew R. Logie	Chairman of the Board and Director	December 14, 2006
/s/ DAVID R. GRACE David R. Grace	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	December 14, 2006
/s/ H. ARTHUR BELLOWS, JR. H. Arthur Bellows, Jr.	Director	December 14 , 2006
/s/ JAMES J. GAFFNEY James J. Gaffney	Director	December 14, 2006
/s/ PETER M. GOTSCH Peter M. Gotsch	Director	December 14, 2006
/s/ WILSON B. SEXTON Wilson B. Sexton	Director	December 14, 2006
/s/ STUART A. RANDLE Stuart A. Randle	Director	December 14, 2006

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Beacon Roofing Supply, Inc.

Board of Directors

Andrew R. Logie
Chairman of the Board

Robert R. Buck
President and Chief Executive Officer

H. Arthur Bellows, Jr.
Chairman of Braeburn Associates and The Finance Network

James J. Gaffney
Chairman of the Board of Directors Imperial Sugar Company

Peter Gotsch
Partner, Code Hennessy & Simmons LLC

Wilson B. Sexton
Chairman of the Board and former Chief Executive Officer SCP Pool Corporation

Stuart A. Randle
President, CEO and Director of GI Dynamics

Executive Management

Andrew R. Logie
Chairman of the Board

Robert R. Buck
President and Chief Executive Officer

David R. Grace
Senior Vice President and Chief Financial Officer

C. Eric Swank
Senior Vice President, Operations Also oversees The Roof Center

Ross D. Cooper
Senior Vice-President, General Counsel & Secretary

James I. MacKimm
Senior Vice President Oversees Beacon Sales Company and Quality Roofing Supply

Patrick Murphy
Senior Vice President Oversees Best Distributing Co. and JGA Beacon

Daniel R. Tinker
Senior Vice President Oversees Shelter Midwest Region and assists with corporate acquisitions

David Wrabel
Vice President, Credit

John C. Smith, Jr.
Vice President, Purchasing

Rick C. Welker
Vice President & Corporate Controller

John P. Massarelli
Vice President, Sales and Marketing

Thomas R. Miller
Vice President, Human Resources

Roger P. Deschenes
Vice President, Finance

Christopher Nelson
Vice President, Chief Information Officer

Munroe Best
Regional Vice President Best Distributing Co.

Scott Wade
Regional Vice President JGA Beacon

Robert K. Greer, Jr.
Regional Vice President West End Lumber

Jean-Guy Plante
Regional Vice President Beacon Canada

John H. Bradberry
Regional Vice President Shelter Southwest Region

Timothy C. Hanks
Regional Vice President Shelter Central Plains Region

Robert Keen
Regional Vice President Beacon Pacific

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

Annual Meeting

February 28, 2007
8:00 a.m. EST
505 Huntmar Park Drive
Suite 300
Herndon, Virginia

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon St.
Boston, MA 02116

Corporate Headquarters

Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960
Phone: 978-535-7668

Form 10-K

Additional copies of the company's Annual Report on Form 10-K are available from the company at no charge. Requests should be directed to the company's corporate headquarters at the number above.

The shares of Beacon Roofing Supply, Inc. are traded on the Nasdaq Exchange under the symbol BECN.

On the Internet

Interested investors may visit the company's web site at www.beaconroofingsupply.com for updated information, including press releases, share trading data and SEC filings.



Beacon Roofing Supply, Inc.

One Lakeland Park Drive
Peabody, MA 01960
Phone: 877-645-7663
Fax: 978-535-7358
www.beaconroofingsupply.com

Beacon's Growing Family of Regional Distributors


Alabama
ROOFING SUPPLY

Southern
Roof
Center

Beacon
Roofing
Supply
CANADA COMPANY

BEDARD

BEST
DISTRIBUTING
CO.

BSA

JGA

WEST END
ROOFING
SIDING & WINDOWS

Q
QUALITY

DEALERS
CHOICE

RSM
ROOFING & SHEET METAL
SUPPLY

PACIFIC SUPPLY

The
Roof
Center
Inc

Roof
DEPOT

SHELTER

BEACON
A COMMITMENT TO SERVICE & QUALITY

MISSISSIPPI
ROOFING SUPPLY, INC.

002CS-13008-AR-07